5

06013604

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NABI Bus Industries

*CURRENT ADDRESS

PROCESSED

**FORMER NAME MAY 23 2006

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4925 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/19/06

2005

NABI

AR/S
12-31-05

ANNUAL REPORT

2005

Report of the Board of Directors

Overview

In 2005, the NABI Group continued the restructuring process that began in early 2004 and was completed in February 2006. The Company had been dealing with liquidity problems since 2002 as a result of a deteriorating exchange rate between Hungary and the United States and an environment of continuing budgetary and regulatory constraints at all levels of the US public sector as well as substantial costs relating to warranty campaigns and restructuring. During this period, NABI's orderbook gradually decreased partially due to the financial instability of the Company known to our Customers. The increased costs of manufacturing goods in Hungary caused by the exchange rate and the burden of financing and restructuring costs also increased NABI's bid prices for new buses, making the Company's products less competitive in the market.

NABI's restructuring plan in the early phases was focused primarily on improving efficiency and quality, restoring profitability, discontinuing non-core businesses and reducing financial and operational risks. The Company made significant steps towards these goals (large layoffs, closing of the Kaposvar facility, the sale of Optare Group, cost and inventory reduction, etc.). However, by the end of 2005, Management's options became very limited. There were floating charges on all of NABI's assets and all significant management decisions had to be pre-approved by the Financier's according to the Master Support Agreement. There were three options for the Company to restore operability in the future, (i) selling the whole or part of NABI's business, (ii) a debt-equity conversion by way of capital increase in Rt. or (iii) soliciting a public tender offer. As the Financiers decided not to initiate the debt-equity conversion by the November 30, 2005 deadline approved by the AGM, and despite aggressive marketing efforts no bidder emerged with an intention to launch a public tender offer for NABI's shares, the only solution remained the sale of the business if NABI wanted to avoid bankruptcy.

On February 14, 2006, the Board of Directors entered into an agreement between NABI Rt. and NABI Gyártó és Kereskedelmi Kft, Homerica Investments B.V. and NABI Real Estate Holding Kft. for the acquisition of all of the stock of NABI, Inc. and substantially all of the business and assets of NABI Rt. in exchange for the assumption of NABI's US$ 81.1 million debt and the payment of US$ 2.0 million in cash. Since the closing of the transactions, NABI, Inc. owes its debt to the purchasers and NABI Rt. became debt free. The Company has also retained its negative carry forward tax of HUF 13.5 billion according to the Hungarian tax regulations. As a result of this transaction, NABI's shareholders' equity has increased by HUF 860 million from HUF -438 million to HUF 422 million (on NABI Rt. standalone basis). The buyers assumed all of NABI Rt.'s contractual and other obligations and all potential warranty and other claims resulting thereof, enabling Rt. to commence a potential winding up and pay back value to shareholders therefore avoiding a potential liquidation process which would have followed the breach of the Master Support Agreement, the negative equity situation at Rt. and NABI Group's inability to repay debts due at the end of 2006. As a result of the transactions, the purchasers took over all of NABI's employees and continued to perform under all of NABI's supplier and customer contracts.

None of the directors of NABI Rt. or NABI Inc. had or currently has any interest in the purchasers.

During 2005, NABI delivered 851 buses to customers, a 31% decrease in the number of vehicles delivered in 2004. Consolidated total revenue in 2005 was US$ 321.4 million, a decrease of US$57.4 million, or 15% from the US$378.5 million generated during 2004. Spare parts and aftermarket service revenues in the US were US$63.5 million in 2005, an increase of 3% above the US$61.6 million posted in 2004.

In 2005, NABI posted a US$28.1 million loss, which was US$38.1 million less than in 2004. Gross profit and operating margins have also improved. For further details please refer to the table below. (As of the issue date of this report NABI's audit has not been fully completed. Final figures will be available *in the audited financial statements and the finalized Annual Report.)*

	2004 *	2005 *
Overall performance		
Vehicles sold (units)	1,227	851
Revenue (US$ million)	378.5	321.4
Net income / (loss) (US$ million)	(66.2)	(28.1)
Earnings / (loss) per share	(14.31)	(6.08)
Operational performance		
Gross profit (US$ million)	4.8	23.9
EBITDA(US$ million)	(19.9)	(9.2)
Operating income / (loss) (US$ million)	(58.6)	(17.4)
Financial position		
Cash and cash equivalents (US$ million)	24	15.9
Total assets (US$ million)	230.9	121.7
Short term debt - gross (US$ million)	105.4	79.2
Long term debt (US$ million)	0	0
Shareholders' equity (US$ million)	(0.5)	(30.8)
Margins and ratios		
EBIDTA margin (%)	(5.3)	(2.9)
Operating margin (%)	(15.5)	(5.4)

Net margin (%)	(17.5)	(8.7)

Notes: * Figures include Optare sales for the whole year in 2004 and for the first 7 months of 2005.

US Market Summary

NABI Inc., the US subsidiary, delivered 489 buses to customers in 2005, down from 686 delivered in 2004.

In late 2004, the Federal Transit Administration informed NABI that it had denied the Company's request to extend its waivers of the so-called "Buy America" provisions of US public transport regulations relating to its CompoBus® product. In addition, the CompoBus® program delivered lower profits than expected and a move of production to the US would not have improved margins; therefore, the CompoBus® program was discontinued in 2005. The Kaposvar facility was sold with the rest of NABI's assets in February 2006. The amounts from the unfulfilled state subsidy contracts relating to the CompoBus® projects had been paid back with interest.

In September, 2005, NABI showcased its new, articulated hybrid-electric bus, the 60-BRT at APTA's International Public Transportation Expo in Dallas, Texas (USA). The CNG version of the 60-BRT has also been introduced in the US public transportation arena, and began operation on the Metro Orange Line in Los Angeles.

On August 10, 2005, new legislation was enacted to guarantee federal funding for transportation projects, the Safe, Accountable, Flexible, and Efficient Transportation Equity Act - A Legacy for Users (SAFETEA-LU), providing more funding available for surface transportation projects. However, it became more and more difficult for NABI Rt. to take advantage of the increased funding as the Company's financial instability and high level of indebtedness represented a competitive disadvantage throughout the bidding process and made it difficult to retain customer loyalty and trust.

Hungarian Market Summary

In Hungary, the market remained flat as NABI supplied 12 single-deck heavy-duty buses in 2005, down from 22 in 2004. The Hungarian market continued to remain slow in 2005, and NABI's relatively high prices further decreased the Company's market potential.

UK Market Summary

In the first seven months of 2005, NABI sold 350 buses on the UK market. On July 28, 2005, the Group completed the sale of its UK subsidiary Optare Holdings, Ltd. for a net consideration of US$13.3 million and the assumption of US$7.6 million debt as part of the restructuring process.

Aftermarket Operations Results

Spare parts and service sales continued to grow in 2005. This achievement can be attributed to increased parts sales to NABI's existing customer base to support the growing fleet of NABI and Optare buses in service, as well as increased market penetration in markets for non-NABI products.

Accounting Policies

Although in previous years NABI's quarterly financial statements were prepared in accordance with US GAAP, pursuant to requirements under Hungarian law, the financial statements in this report are prepared in accordance with International Financial Reporting Standards (IFRSs). Reconciliations of all material differences arising from the conversion of the statements from US GAAP to IFRSs are included in this report.

This report contains information about the performance of the NABI Rt. ("NABI", "the Company", or "the Group"), and its 100 percent owned subsidiaries "NABI Inc." during the year ended December 31, 2005 and "Optare Holdings Ltd." ("Optare") figures for the period of January to July, 2005 as a discontinued operation as NABI Inc. sold Optare on July 28, 2005.

Management Statement

The management of NABI Rt. has prepared the annual report for the year ended December 31, 2005. All data and information included therein are true and correct. The annual report contains all information necessary for investors to make an informed judgment of the Company. NABI Rt. shall be liable for any and all damage caused by the deficiency or inaccuracy of information provided in this report. Forecasted future events can be influenced by unforeseeable risks.

We maintain a system of internal accounting controls, which are designed to provide reasonable assurance that, amongst other things, transactions are properly executed and financial reports are dependable.

April 27, 2006

László Szamosi
Director

András Rácz
Director

The Hungarian Stock Market and the NABI share in 2005

Due to the ongoing restructuring, the indebtedness and the continuous negotiations with the Creditors, NABI's share price declined steadily during the year (see details in the table).

NABI share data

	2004	2005
Highest price (US$)	6.82	2.23
Lowest price (US$)	2.04	0.32
Price at year-end (US$)	2.16	0.37
Market capitalization (US$ million, at year-end price)	10	1.7
Yield in US$ (%)	(62.7)	(82,35)
Turnover of shares (nr. of shares)	2,739,454	2,360,252
Turnover of shares (in HUF million)	2,391	0.5
Turnover of shares (in US$ million)	11.7	2.8
Number of shares outstanding	4,624,600	4,624,600

Since the book equity of the Company has fallen below two-thirds of its registered capital, on May 27, 2005, the AGM approved the decrease of the nominal value of the NABI shares from HUF 1000 to HUF 112. Thereby, the registered capital of the Company was reduced to HUF 517,955,200 (that is 4,624,600 registered ordinary shares with a nominal value of HUF 112 each existing in dematerialized form). The shares have been listed on the Budapest Stock Exchange ("BSE") since August 1997. Effective from November 1, 2005, the Budapest Stock Exchange automatically *reclassified NABI shares to category "B"*. As a result of NABI's noncompliance with the market capitalization requirements, the shares have also been taken out from the BUMIX index of the BSE.

NABI has an ADR program to enhance the trade of its shares on the over-the-counter market in New York since February 1999. The ADR program has not been active for a some time, the first ADR's were issued in December, 2005 as a result of the winding up procedure of NABI's former majority owner, The First Hungary Fund.

The Shareholder Registry is kept by the Central Clearing House and Depository (Budapest) Ltd. (KELER). Shareholder rights are detailed in NABI's Articles of Association.

Share details		**ADR Information**	
BSE ticker:	NABI	Ratio	1 ADR = 1 ordinary share
Bloomberg ticker:	NABI HB	Symbol:	NABHY
Reuters ticker:	NABN.BU	CUSIP:	656761 10 3
ISIN code:	HU0000079496	Depository:	The Bank of New York

Dividend policy

According to the Company's dividend policy, which was approved by the Annual General Meeting on April 27, 2004, the Company will not pay a dividend before 2006.

Shareholder structure

There were important changes in NABI's shareholder structure in 2005. The Company's largest shareholder, the First Hungary Fund Ltd. ("FHF") started winding up its operation, and has begun the in specie distribution of its NABI shares among FHF shareholders. FHF held 54.06% of NABI shares as of August 31, 2005 which has decreased to less than 5% by December 31, 2005. NABI Rt.'s shareholder structure has further changed after the period as reflected in the news releases issued by NABI Rt. regarding the acquisitions of or decreases in NABI shareholdings.

At the end of 2005, one member of the Company's management owned 11,500 NABI shares. No shares of the Company are in the ownership of any international development institutions. The Company and its subsidiaries did not own any of the NABI shares.

Ownership structure, Ratio of Holdings and Votes (1)

Type	January 1, 2005		December 31, 2005	
	%	Shares	%	Shares
Domestic institutions	13.01	601,619	4.36	201 858
Foreign institutions	56.51	2,613,209	23.99	1 109 270
Domestic & Foreign individuals (2)	0.00	0	38.10	1 761 743
Domestic depositaries, brokers	24.61	1,138,115	4.91	227 198
Foreign depositaries, brokers	5.60	259,186	28.38	1 312 578
Government related	0.01	971	0.00	0
Employees, senior officers	0.25	11,500	0.26	11,953
Other (3,4)	0.00	0	0.00	0
TOTAL:	**100.00**	**4,624,600**	**100.00**	**4,624,600**

Notes: *(1) Voting percentages are the same as ownership ratios*
(2) The apparent increase in the number of individual shareholders in the period – compared to previous periods – can be attributed to changes in the policy of the administration of the Register of Shares, which resulted in a more accurate identification method of the shareholders. In earlier reports, most individual shareholders and institutions were registered under the names of the brokers and depositories they had been keeping their accounts with.
(3) None of the shares of the company are held by international development institutions
(4) No treasury shares
(5) All issued shares are listed on the stock exchange

Shareholders owning more than 5% of all outstanding and listed shares as of December 31, 2005

Name	Origin	Activity	Quantity	Ownership ratio	Note
The Bank of New York	Foreign	Institutional	473 993	10.25%	Depositary
Deutche Bank AG Lnd Branch	Foreign	Institutional	731 271	15.81%	Depositary

Note: *Voting percentages are the same as ownership ratios*

The Group's Structure and Operation

Employee headcount

	Dec 31, 2004	Jan 1, 2005	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005
NABI Rt.	735	735	666	444	386	**389**
NABI Inc.	622	622	516	494	469	**449**
Optare Holdings Ltd.	498	498	524	545	0	**0**
TOTAL:	**1,855**	**1,855**	**1,706**	**1,483**	**855**	**838**

Senior officers, strategic employees in 2005

Name	Position	Beginning of mandate	End of mandate	Share ownership
Russell Richardson	Chairman of the BoD	April 27, 2000	May 31, 2008	0
András Rácz	Member of the BoD, NABI Rt. CEO	1992	May 31, 2008	11,500
László Szamosi	Independent member of the BoD	June 1, 2005	May 31, 2008	0
Zoltán Tóth *	Independent member of the BoD	June 1, 2005	July 11, 2005	0
Dr. Zsolt Ősi	Chairman of the Supervisory Board	June 1, 2005	May 31, 2008	0
Dr. Gabriella Kicska	Member of the Supervisory Board	June 1, 2005	May 31, 2008	0

Lajos Kenyeres	Member of the Supervisory Board	April 27, 2000	May 31, 2008	0
Peter Horvath	NABI Rt. Chief Financial Officer	1995	indefinite	0
Total shareholding				11,500

** Mr. Tóth resigned from the Board on July 11, 2005*

The current members of the Supervisory Board were elected by the Annual General Meeting of Shareholders until May 31, 2008. NABI's Supervisory Board meets regularly to oversee the Company's operations and had ten meetings in 2005.

The Board of Directors holds at least four meetings in a year. These meetings deal with such matters as the closing of the business year, preparation for the Annual General Meeting of Shareholders, strategic and financial issues and the business plan, besides considering the management's reports. Written resolutions are passed in between formal meetings and telephone conferences are held when the need arises.

Investor relations

The Company's Corporate Affairs Office in Budapest handles NABI's investor relations. The Company publishes its news releases on its corporate web-site (www.nabi.hu), through the Internet Communications System of the BSE (www.bse.hu), and in the Hungarian national daily newspaper Magyar Tőkepiac. Direct transmittal of news releases may also be requested. (Email: corporate.office@nabi.hu, fax: +36-1-407-2931, tel: +36-1-401-7100)

Auditor

The company's 2005 financial reports are reviewed by:

KPMG Hungária Kft.
99. Váci út
Budapest
1139
Tel.: +36-1-887-7100
Fax: +36-1-887-7101

Company Facts

Date of effective Articles of Association	**May 27, 2005**
Place of the latest court registration	**Budapest, Hungary**
Date of the latest court registration	**April 7, 2006**
Number of the latest court registration	**01-10-043464/133**
Share-capital of the Company at the closing of the year	**HUF 517 955 200**
Length of the Company's existence	**Since 1993 - indefinite**
Business year of the Company	**From January 1 to December 31**
Carriers of Company publications	**www.nabi.hu** **www.bse.hu** **Magyar Tőkepiac**
Main activities of the Company in the 2005 business year (TEÁOR)	**34.10 Manufacture of road vehicles** **34.20 Manufacture of vehicle bodies** **34.30 Manufacture of vehicle components** **50.10 Trading of vehicles** **50.30 Trading of vehicle parts**

NABI Bus Industries Rt. and its subsidiaries
Consolidated Financial Statements
for the year ended December 31, 2005
(First-time adoption of IFRS)

Table of contents

KPMG

KPMG Hungária Kft.
Váci út 99.
H-1139 Budapest
Hungary

Telefon: +36 (1) 887 71 00
+36 (1) 270 71 00
Telefax: +36 (1) 887 71 01
+36 (1) 270 71 01
e-mail: info@kpmg.hu
Internet: www.kpmg.hu

Independent Auditors' Report

To the Shareholders of NABI Autóbuszipari Rt.

We were engaged to audit the accompanying consolidated balance sheet of NABI Autóbuszipari Rt. ("the Company") as at 31 December 2005 which shows total assets of US$ 121,674 thousand, the related consolidated income statement which shows a loss for the year of US$ 28,113 thousand, the consolidated statement of recognized income and expense and the consolidated cash flows for the year then ended, being components of the Company's 2005 Consolidated Annual Report. The preparation of the Consolidated Annual Report in accordance with International Financial Reporting Standards as adopted by the EU and the preparation of the Consolidated Business Report are the responsibility of the Company's management.

We were unable to obtain sufficient audit evidence as to whether the financial statements for the year ended 31 December 2005 of the Company's wholly owned subsidiary, NABI Inc., which are consolidated into the Company's Consolidated Annual Report, are fairly stated. In particular, we were not able to obtain sufficient audit evidence with respect to the valuation of certain warranty provisions, the valuation of certain receivables and the fair statement of the results of Optare, NABI Inc.'s wholly owned subsidiary until its disposal on 27 July 2005, for the period 1 January 2005 to 27 July 2005 which are included in the Consolidated Annual Report.

We have also not been able to obtain sufficient audit evidence as to whether the current and deferred tax amounts presented in the Consolidated Annual Report are fairly stated. Furthermore, we have not been able to obtain sufficient audit evidence with regard to the completeness and accuracy of the disclosures included in the Consolidated Annual Report.

Because of the significance of the matters described in the preceding paragraphs, we do not express an opinion on the Consolidated Annual Report.

Budapest, 26 April 2006

KPMG Hungária Kft.
Chamber registration number: 000202

Elek Votin
Partner

László Kajtár
Registered Auditor
Identification number: 000269

NABI Bus Industries Rt and its subsidiaries
Consolidated income statement
for the year ended 31 December 2005

Consolidated income statement

For the year ended December 31, 2005

In thousands of US$	***Note***	**2005** Continuing Operations(*)	**2005** Discont-inued operation	**2005** Total	**2004** Continuing operations	**2004** Discont-inued operation	**2004** Total
Revenue	2	255,619	65,741	321,360	289,807	88,661	378,468
Cost of sales		(241,045)	(56,367)	(297,413)	(297,008)	(76,626)	(373,634)
Gross profit/(loss)		14,574	9,374	23,948	(7,201)	12,035	4,834
Other operating income	4	1,438	74	1,512	471	121	592
Distribution and administrative expenses		(35,019)	(7,167)	42,186)	(33,045)	(10,635)	(43,680)
Other operating expenses	5	(647)	(7)	(654)	(19,784)	(533)	20,317)
Operating (loss)/profit before financing costs		(19,655)	2,275	(17,380)	(59,559)	988	(58,571)
Financial income	7	2,813	-	2,813	8,305	-	8,305
Financial expenses	7	(8,027)	(265)	(8,292)	(6,249)	(507)	(6,756)
Net financing costs		(5,213)	(265)	(5,478)	2,056	(507)	1,549
(Loss)/profit before tax		(24,868)	2,010	(22,858)	(57,503)	481	57,022)
Income tax expense	7	(396)	(518)	(915)	(9,162)	25	(9,137)
(Loss)/profit after tax but before loss on sale of discontinued operation		(25,265)	1,491	(23,773)	(66,665)	506	(66,159)
Loss on sale of discontinued operation, net of tax	3	-	(4,340)	(4,340)	-	-	-
(Loss)/profit for the period		(25,265)	(2,849)	(28,113)	(66,665)	506	(66,159)
Attributable to:							
Equity holders of the parent		(25,265)	(2,849)	(28,113)	(66,665)	506	(66,159)
(Loss)/profit for the period		(25,265)	(2,849)	(28,113)	(66,665)	506	66,159)
Basic (loss)/earnings per share (US$)	*17*	(5.46)	(0.62)	(6.08)	(14.42)	0.11	(14.31)
Diluted earnings per share (US$)	17	(5.46)	(0.62)	(6.08)	(14.42)	0.11	(14.31)

see note 28 subsequent event

Consolidated statement of recognized income and expense

For the year ended December 31, 2005
In thousands of US$

	Note	2005	2004
Foreign exchange translation differences		(1,375)	864
Net (expense)/income recognised directly in equity		(1,375)	864
Loss for the period		(28,113)	(66,159)
Total expense for the period	*16*	(29,488)	(65,295)
Attributable to:			
Equity holders of the parent		(29,488)	(65,295)
Total recognised expense for the period		(29,488)	(65,295)

NABI Bus Industries Rt and its subsidiaries
Consolidated Balance Sheet
as at 31 December 2005

Consolidated balance sheet

As at December 31, 2005
In thousands of US$

	Note	2005	2004
Assets			
Property, plant and equipment	*10*	30,003	50,728
Intangible assets	*11*	214	4,450
Deferred debt issuance costs		-	2,381
Other investments		59	125
Deferred tax assets	*12*	-	2,169
Total non-current assets		30,276	59,853
Inventories	*13*	30,020	79,586
Trade and other receivables	*14*	45,508	67,466
Cash and cash equivalents	*15*	15,869	23,956
Total current assets		91,397	171,008
Total assets		121,674	230,861
Equity			
Issued capital		(7,709)	25,474
Share premium		2,321	28,027
Retained earnings		(25,491)	(55,400)
Foreign currency translation reserve		35	1,410
Total equity attributable to equity holders of the parent	*16*	(30,844)	(489)
Total equity		(30,844)	(489)
Liabilities			
Interest-bearing loans and borrowings	*18*	79,175	105,814
Deferred government grants	24	1,822	2,091
Provisions	*20*	28,820	27,147
Obligations under residual value guarantees	*23*	2,979	2,904
Deferred revenue	*23*	1,383	2,923
Deferred tax liabilities	*12*	1,236	2,786
Total non-current liabilities		115,414	143,665
Interest-bearing loans and borrowings	*18*	12	240
Trade and other payables	*21*	37,092	87,444
Total current liabilities		37,104	87,684
Total liabilities		152,518	231,349
Total equity and liabilities		121,674	230,861

NABI Bus Industries Rt and its subsidiaries
Consolidated cash flow statement
for the year ended 31 December 2005

Consolidated cash flow statement

Figures in US$ thousands	*note*	Dec 31, 2005	Dec 31, 2004
Net loss		**(28,114)**	**(66,159)**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization		5,384	8,889
Amortization of deferred revenue		(1,537)	(1,537)
Amortization of debt discount		-	1,166
Amortization of deferred debt issuance cost		-	766
Warranties		4,002	9,224
Deferred income tax provision		1,589	10,137
Deferred debt issuance cost		-	(2,964)
Issuance of warrants	16	-	2,415
Loss on sale of subsidiary	3,11	4,340	16,423
Impairment loss	10	1,134	4,878
Unrealized forward exchange (gain)/loss		-	1,510
Changes in assets and liabilities:			
Accounts receivable, net		11,688	(5,408)
Inventories		29,202	18,825
Prepaid expenses and others		1,282	980
Accounts payable		(31,837)	33,623
Accrued liabilities and others		2,734	1,432
Increase in obligations under residual value guarantees		75	74
Increase in deferred revenue		(3)	(1)
Other assets / (liabilities)		(39)	8
Net cash provided by / (used in) operating activities		**(101)**	**34,280**
Cash-flows from investing activities:			
Purchase of property and equipment	3	1,635	(6,101)
Sale or (purchase) of business, net of cash	3	13,285	-
Net cash used in investing activities		**14,920**	**(6,101)**
Cash flows from financing activities:			
Net cash Provided by / (used in) financing activities		**(22,053)**	**(16,557)**
Effect of foreign exchange rates on cash		174	864
Net increase / (Decrease) in cash and cash equivalents		**(7,059)**	**12,486**
Cash & cash equivalents, beginning of period w/o overdraft		22,928	10,442
Cash & cash equivalents, end of period w/o overdraft		15,869	22,928
Overdraft, beginning of period		1,028	10,621
Overdraft, end of period		-	1,028
Net cash Provided by / (used in) overdraft		(1,028)	(9,593)
Reconciliation to BS			
Cash & cash equivalents, beginning of period	15	23,956	21,063
Cash & cash equivalents, end of period	15	15,869	23,956

1) Significant accounting policies

NABI Bus Industries Rt. ("NABI Rt." on a stand-alone basis and together with its subsidiaries, "the Group" or "NABI") is a company domiciled in the Republic of Hungary. The consolidated financial statements of NABI for the year ended December 31, 2005 comprise NABI Rt. and its subsidiaries (together referred to as the "Group").

The financial statements were authorized for issue by the directors on April 26, 2006.

a. Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board (IASB).And interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, as well as in accordance with IFRS as adopted by the EU further to IAS Regulation (EC 1606/2002). These are the Group's first consolidated financial statements prepared in accordance with IFRSs and IFRS 1 has been applied. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet as of January 1, 2004 for the purposes of the transition to IFRSs.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 30.

b. Basis of preparation

The financial statements are presented in US dollars (US$), rounded to the nearest thousand. They are prepared on the historical cost basis except for derivative financial instruments which are stated at fair value..

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 30.

c. Basis of consolidation

The consolidated financial statements incorporate the financial statements of NABI Rt. and entities controlled by NABI Rt. (its subsidiaries) as of the reporting date of each financial statement. Control is achieved where NABI Rt. has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary North American Bus Industries, Inc. ("NABI, Inc.") and the wholly owned subsidiary of NABI Inc., Optare Holdings Limited ("Optare") until July 28, 2005, the date of the disposal of Optare. All significant intercompany accounts and transactions are eliminated on consolidation. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

d. Foreign currency

The Group's presentation currency (the currency in which the financial statements are presented) is the U.S. Dollar ("US$").

NABI Rt.'s and NABI Inc.'s functional currency is the US$ which management believes to reflect the primary economic environment in which the entities operate and expend cash. NABI Rt. maintains its books in Hungarian Forint. Hungarian Forint and other foreign currency transactions are recorded, on initial recognition in US$, by applying to the Hungarian Forint (or another foreign currency) amount the spot exchange rate between the US$ and the Hungarian Forint (or another foreign currency) at the date of the transaction.

At each balance sheet date:
(1) monetary assets and liabilities that are denominated in Hungarian Forint (or another foreign currency) are translated into US$ at the closing foreign exchange rates prevailing at the balance sheet date;
(2) non-monetary assets and liabilities, principally inventories, prepaid expenses, plant, property and equipment, intangibles assets, share capital, and any revenue and expenses related to these items, that are measured in terms of historical cost in Hungarian Forint (or another foreign currency) are translated into US$ using the exchange rate at the date of the transaction; and
(3) non-monetary assets and liabilities that are measured at fair value in Hungarian Forint (or another foreign currency) are translated into US$ using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss (through financial income / (expense)) in the period in which they arise.

When a gain or loss on a non-monetary item (e.g. the changes in fair value) is recognized directly in equity, any exchange component of that gain or loss is recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

Optare's functional currency is the British Pound ("GBP"). On consolidation, the assets and liabilities of Optare are translated into US$ at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

Forward exchange contracts are carried at fair value, which is their quoted market price at the balance sheet date. Such contracts do not qualify for hedge accounting and are accounted for as trading instruments.

e. Property, plant and equipment

a. Owned assets

Items of property, plant and equipment are stated at cost as deemed cost less accumulated depreciation and impairment losses. NABI uses the cost model as described by IAS 16 to account for all of its property plant and equipment. The cost of self-constructed assets includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

b. Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

c. Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognized in the income statement as an expense as incurred.

d. Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment except composite manufacturing tools, which are depreciated based on the number of units manufactured. Land is not depreciated. The residual value, if not insignificant, is reassessed annually. The estimated useful lives are as follows:

Buildings	20 to 50 years
Building and leasehold improvements	10 years
Plant and equipment	4 to 11 years
Composite manufacturing tools	400 units
Office furniture and equipment	5 to 11 years
Vehicles	4 to 7 years
Computer equipment	5 years
Demonstration and rental vehicles	4 to 6 years
Buses leased to customer	10 years

The Group leases certain equipment under finance leases, which are classified under property and equipment and depreciated using the straight-line method over the lease term. The related obligations are recorded as liabilities. The depreciation is included in depreciation expense.

Buses sold to customers on terms which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date are accounted for as assets leased to customers and are included in property and equipment and depreciated on a straight line basis over their expected useful lives of ten years. The depreciation is included in the depreciation expense.

f. Intangible assets

a. Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. In respect of business acquisitions that have occurred since January 1, 2003, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under US GAAP less capitalized development costs, which were not recognized under US GAAP and were subsumed within goodwill but are recognized separately under IFRSs. The classification and accounting treatment of business combinations that occurred prior to 1 January 2003 has not been reconsidered in preparing the Group's opening IFRS balance sheet at January 1, 2004.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortized but is tested annually for impairment. Any impairment is recognized immediately in profit or loss and is not subsequently reversed.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

b. Research and development

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

c. Other intangible assets

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

d. Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

e. Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. *Goodwill and intangible assets with an indefinite useful life are systematically* tested for impairment at each balance sheet date. Other intangible assets are amortized from the date they are available for use. Capitalized development costs have a useful life of 5 to 8 years.

g. Trade and other receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

h. Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. Any reserve for obsolete inventories has to be such that the resulting balance represents the lower of cost or net realizable value. When writing down inventories, NABI evaluates inventories item by item. When evaluating whether a particular item of inventory should be written down, management, based on past experience and future expectations, takes into consideration the purpose for which the item of inventory is held.

i. Cash and cash equivalents

Cash and cash equivalents comprises cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

j. Impairment of tangible and intangible assets (excluding goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(all amounts in thousands of US$, unless otherwise stated)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

k. Notes and other interest-bearing borrowings with conversion options

Notes and other interest-bearing borrowings that can be converted to share capital at the option of the holder of warrants issued in conjunction with such notes and borrowings - if the number of shares issued does not vary with changes in their fair value - are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the notes and borrowings is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.

NABI has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended December 31, 2004. US GAAP has continued to be applied to financial instruments in this period. The Group has, therefore, adopted IAS 32 and IAS 39 on January 1, 2005 and has consequently restated the opening balance sheet at that date to an IFRS basis in compliance with these standards.

To the extent that the liability element of a compound financial instrument was no longer outstanding as of January 1, 2005, the date of the initial application of IAS 32 and IAS 39, the amounts within equity that are attributable to the equity and liability elements have not been identified separately.

(all amounts in thousands of US$, unless otherwise stated)

l. Interest-bearing borrowings without a conversion option

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

m. Employee benefit plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred. No entity within the Group sponsors any defined benefit plans.

n. Share-based payment transactions

In June 1997, shareholders of NABI Rt. approved an employee share option plan, which has been amended on April 27, 2004. Under the terms of the plan, the Board of Directors can grant employees options in NABI Rt.'s common shares at a price equal to 100% of the weighted average market price calculated over the 60 trading days preceding the date on which the option is granted. The option agreements with the employees provide that the employee is responsible for any taxes payable upon exercise of the options. All stock options have a 5-year term and vest and become fully exercisable immediately after the date of grant. As of January 1, 2004, the date of transition to IFRSs, the Group had 229,400 unexercised options. The Group has not granted any shares, share options or other equity instruments between November 7, 2002 and January 1, 2004, the date of transition to IFRSs. NABI shall apply the requirements of IFRS 2 Share-based Payments prospectively from the date of transition to IFRSs.

From January 1, 2004, the fair value of options granted shall be recognized as an employee expense with a corresponding increase in equity. The fair value of options granted shall be measured at grant date using the Black-Scholes-Merton model, taking into account the terms and conditions upon which the options were granted and the expected life of the options.

The Group has not granted any share based payments during 2004 and 2005.

o. Provisions

A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

a. Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on managements estimate taking into account historical warranty data of the future cost of honoring warranty obligations undertaken in each contract. The warranty period for buses sold is specifically stated in the contract with the individual customer. Warranty terms and periods for major components typically correlate to the warranty terms and provisions provided to the Group by the component's manufacturer. Warranty claims from customers subsequent to the establishment of the initial warranty provision are monitored and when a significant recurring issue is identified, the sufficiency of the remaining warranty provision to cover estimated future costs is assessed and additional provision is made, if necessary.

The warranty obligations are generally as follows:

Mechanical - NABI - 1 year or 50,000 miles, whichever occurs first (extended warranty may be provided as an option)

Optare – 1 year for the complete vehicle with an additional year, subject to a limit of 125,000 miles, for certain driveline components (extended warranty may be provided as an option)

Structural defects in the bus shell3 years

Rust and corrosion 12 years

b. Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

c. Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

p. Trade and other payables

Trade and other payables are stated cost.

q. Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

The significant risks and rewards of ownership are not considered to have been transferred to the customer when buses are sold to customers on terms which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date. These transactions are accounted for as assets leased to customers and the related revenue on such sales is deferred, equals the difference between the initial sales price and the net present value of the future repurchase obligation, and is recognized as income in equal installments over the period until the first date on which the option can be exercised by the customer. The deferred revenue and the Group's obligation under the buy-back option are reported as long-term liabilities.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

r. Government grants

NABI Rt. received certain government grants as a subsidy towards the financing of the investment in the composite shell plant in Kaposvár, Hungary. The Company has a contingent liability to repay, in whole or in part, the grants received in the event that the Company does not meet certain defined criteria. Government grants are recognized in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Since the above grants compensate the Group for the cost of assets, they are recognized in the income statement as other income on a systematic basis over the useful life of the related assets.

s. Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

Assets held under finance leases are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

t. Interest Income / Expense

Borrowing costs include interest on bank overdrafts, short-term and long-term borrowings, amortization of discounts or premiums relating to borrowings, amortization of transaction costs incurred in connection with the arrangement of borrowings, and finance charges in respect of finance leases recognized. NABI uses the benchmark treatment of IAS 23, and recognizes borrowing costs as an expense in the period in which they are incurred. Interest income is recognized in the income statement as it accrues, using the effective interest method.

u. Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

v. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

w. Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable IFRSs. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of NABI's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.

The Group has classified Optare as a discontinued operation and the results of its operations for the years ended 31 December, 2005 and 2004 are shown in a separate column in the income statement. The results of the remaining operations of the group are presented as continuing operations, however as more fully described in note 28, Subsequent Events, these operations have been sold subsequent to 31 December 2005.

2) Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

a. Business segments

In measuring performance and allocating assets, the chief operating decision maker reviews three operating segments: US buses, US parts and the UK. The US bus segment comprises urban transit buses manufactured in Hungary and assembled in the USA, and other buses manufactured in the UK for sale *in the US. The US parts segment comprises the sale of parts for buses* manufactured by NABI and other bus manufacturers in the US. The UK segment comprises buses, parts and repair services sold in the UK market. The accounting policies of these reportable segments are the same as those described in the summary of significant accounting policies in significant accounting policies. Management evaluates the performance of each segment based upon operating income before interest income and expense, other income, and income taxes.

The segment "UK buses and parts" was sold as of July 28, 2005.

b. Geographical segments

The US buses and parts segments are managed on a worldwide basis, but operate in two principal geographical areas, US and Hungary.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

(all amounts in thousands of US$, unless otherwise stated)

Segment reporting (continued)

a. Business segments

	US buses		US Parts		UK buses and parts (Discontinued)		Hungarian buses and other operation		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers:												
Sales & Total revenue	200,920	238,959	52,234	46,297	65,741	88,661	2,465	4,551	-	-	321,360	378,468
Segment result	(27,253)	(62,343)	8,728	5,880	2,275	988	(1,130)	(3,096)	-	-	(17,380)	(58,571)
Operating profit											(16,764)	(52,215)
Net financing costs	(4,319)	2,490	(894)	(434)	(265)	(507)	-	-	-	-	(5,478)	1,549
Income tax expense	1,060	(7,705)	(1,457)	(1,457)	(518)	25	-	-	-	-	(915)	(9,137)
Loss on sale of discontinued operation, net of tax	-	-	-	-	(4,340)	-	-	-	-	-	(4,340)	-
Loss for the period	(30,511)	(67,558)	6,376	3,989	(2,849)	506	(1,130)	(3,096)	-	-	(28,113)	(66,159)
Total assets	120,038	249,598	19,336	14,769	-	48,824	1,173	1,911	(18,873)	(84,241)	121,674	230,861

(all amounts in thousands of US$, unless otherwise stated)

a. Business segments (continued)

	US buses		US Parts		UK buses and parts (Discontinued)		Hungarian buses and other operation		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Total liabilities	155,663	188,708	5,395	5,913	-	45,093	1,173	1,911	(9,714)	(10,275)	152,518	231,349
Cash flows from operating activities	-	-	-	-	-	-	-	-	-	-	(101)	34,280
Cash flows from investing activities	-	-	-	-	-	-	-	-	-	-	14,920	(6,101)
Cash flows from financing activities	-	-	-	-	-	-	-	-	-	-	(22,053)	(16,557)
Capital expenditure	1,061	(4,284)	122	23	452	(1,840)	-	-	-	-	1,061	(6,101)
Impairment losses	(1,134)	(21,301)	-	-	-	-	-	-	-	-	(1,134)	(21,301)

b. Geographical segments

	US		UK		Other regions		Unallocated		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	253,154	285,256	65,741	88,661	2,465	4,551	-	-	321,360	378,468
Segment assets	120,500	178,940	-	50,010	1,173	1,911	-	-	121,673	230,861
Cash flows from operating activities	-	-	-	-	-	-	(101)	34,280	(101)	34,280
Cash flows from investing activities	-	-	-	-	-	-	14,920	(6,101)	14,920	(6,101)
Cash flows from financing activities	-	-	-	-	-	-	(22,053)	(16,557)	(22,053)	(16,557)
Capital expenditure	1,272	(2,569)	452	(1,840)	(89)	(1,692)	-	-	1,635	(6,101)

(all amounts in thousands of US$, unless otherwise stated)

3) Discontinued operations and disposal of subsidiary

a. Sale of subsidiary

On July 28th, the Group completed the sale of its UK subsidiary Optare Holdings, Ltd. for a net consideration of 13.3 million, and in addition, the new owners assumed the UK debt of 7.6 million. The Group recorded 4.3 million loss on this contract. The Group was not previously committed to a plan to sell this division in the 2004 financial statements. Therefore the related assets and liabilities were not classified as held for sale at 1 January 2005, the date of first application of IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*.

	2005
Sales proceeds	13,285
Less Net book value of subsidiary	
investment (including goodwill) Intercompany debt	7,356
receivable from group companies	10,269
Net Loss on sale of subsidiary	(4,340)

b. Subsequent Event

Subsequent to 31 December 2005,
The Group sold its remaining operations as more fully described in note 28, Subsequent Events.

4) *Other operating income*

	Note	2005	2004
Other		1,512	592
		1,512	592

5) Other operating expense

	Note	2005	2004
Impairment of Goodwill		-	(16,423)
Impairment of PPE		-	(4,878)
Other		(654)	984
		(654)	(20,317)

(all amounts in thousands of US$, unless otherwise stated)

6) Personnel expenses

Direct and indirect expenses

	Note	2005	2004
Wages and salaries		37,685	49,267
Compulsory social security contributions		18,038	22,055
Contributions to defined contribution plans	19	199	-
		55,922	71,322

7) Net financing costs

	Note	2005	2004
Interest income		320	102
Foreign exchange translation gain/(loss)		2,493	8,203
Debt discount and DDI		-	(1,847)
Interest expense		(5,847)	(4,836)
Effect of NPV of financial instruments		(2,445)	(73)
		(5,478)	1,549

8) Income tax expense

	Note	2005	2004
Current tax expense			
Current year		(1,186)	20,645
Deferred tax expense			
Origination and reversal of temporary differences		(1,311)	(28,250)
Deferred tax allowances		3,412	16,742
	12	2,101	(11,508)
Total income tax expense in income statement		915	9,137

Reconciliation of effective tax rate	2005	2004
Loss before income taxes	(22,858)	(57,022)
Computed "expected" tax benefit at 16%	3,657	9,123
(Increase)/decrease in income taxes resulting from:		
-- Set off of tax	(3,412)	(16,742)
-- Foreign income tax expense (US)	-	6,884
-- Goodwill impairment	(300)	(5,453)
-- Other taxes	(518)	(1,160)
-- Advance payment	-	13
-- Loss carry forward	(1,259)	(1,547)
-- Warranty	177	101
--Non-deductible expenses per RT statutory f/s	-	(1,130)
--Other	474	172
--Change in tax rate	-	420
-- IFRS adjustments	267	181
Total tax benefit/(expense)	(915)	(9,137)

(all amounts in thousands of US$, unless otherwise stated)

9) Current tax assets and liabilities

The current tax asset of US$0 (2004: US$2,169 thousand) represents the amount of income taxes recoverable in respect of current and prior periods that exceed payments.

10) Property, plant and equipment

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Cost					
Balance at 1 January 2004	34,600	32,027	29,760	933	97,320
Acquisitions	100	2,229	2,778	-	5,107
Disposals	-	(491)	(1,314)	(629)	(2,434)
Effect of movements in foreign exchange	833	1,084	1,008	-	2,925
Balance at December 31, 2004	35,533	34,849	32,231	304	102,918
Balance at 1 January 2005	35,533	34,849	32,231	304	102,918
Acquisitions	217	679	1,212		2,108
Disposals	(10,671)	(15,313)	(8,790)	(272)	(35,046)
Balance at December 31, 2005	25,079	20,215	24,654	32	69,980
Depreciation and impairment losses					
Balance at 1 January 2004	5,375	18,176	15,430	-	38,980
Depreciation charge for the year	1,064	2,753	3,362	-	7,179
Impairment losses		4,424	454	-	4,878
Disposals	-	(237)	(419)	-	(656)
Effect of movements in foreign exchange	515	670	622	-	1,807
Balance at December 31, 2004	6,954	25,786	19,449	-	52,189
Balance at 1 January 2005	6,954	25,786	19,449	-	52,189
Depreciation charge for the year	687	1,149	2,335	-	4,171
Impairment losses		1,134		-	1,134
Disposals	(1,988)	(9,848)	(5,681)	-	(17,517)
Balance at December 31, 2005	5,652	18,221	16,104	-	39,978
Carrying amounts					
At 1 January 2004	29,226	13,851	14,330	933	58,340
At December 31, 2004	28,580	9,063	12,782	304	50,729
At 1 January 2005	28,580	9,063	12,782	304	50,729
At December 31, 2005	19,427	1,994	8,550	32	30,003

(all amounts in thousands of US$, unless otherwise stated)

During 2005, the Group recorded 1,134 (2004: 4,878) of impairment losses on assets at NABI Inc and at the composite manufacturing plant in Kaposvár based on expected future cash flow and an independent valuation of the property. On July 28, 2005 the Group completed the sale of its UK subsidiary Optare Holdings Ltd.

The total PPE of NABI are pledged as a security of liabilities by the financiers and they have purchase option for these assets as of December 31, 2005.

a. Leased plant and machinery

At December 31, 2005 and 2004, the gross amount of property and equipment and the related accumulated depreciation recorded under capital leases were as follows:

	Note	**2005**	**2004**
Equipment under capital leases		-	1,625
Less: Accumulated depreciation		-	(491)
		-	1,134

In 2001, the Group delivered buses to a US customer, which are subject to a conditional buy-back arrangement and have been treated as operating leases (Note 23). At December 31, 2005 and 2004 the gross amount of equipment and related accumulated depreciation recorded in property and equipment under this transaction was as follows:

	Note	**2005**	**2004**
Buses under lease		8,308	8,308
Less: Accumulated depreciation		(3,803)	(2,973)
	23	4,505	5,335

(all amounts in thousands of US$, unless otherwise stated)

11) Intangible assets

	Goodwill	Development costs	Total
Cost			
Balance at 1 January 2004	18,390	5,403	23,793
Acquisitions	-	703	703
Effect of movements in foreign exchange	-	116	116
Balance at December 31, 2004	18,390	6,222	24,612
Balance at 1 January 2005	18,390	6,222	24,612
Disposals	(18,390)	(3,584)	(21,974)
Balance at December 31, 2005	-	2,638	2,638
Amortization and impairment losses			
Balance at 1 January 2004	463	2,403	2,866
Amortization charge for the year	-	892	892
Impairment losses	16,422	-	16,422
Effect of movements in foreign exchange	-	(18)	(18)
Balance at December 31, 2004	16,885	3,277	20,162
Balance at 1 January 2005	16,885	3,277	20,162
Amortization charge for the year	-	1,025	1,025
Disposals	(16,885)	(1,878)	(18,763)
Balance at December 31, 2005	-	2,424	2,424
Carrying amounts			
At 1 January 2004	17,927	3,000	20,927
At December 31, 2004	1,505	2,944	4,450
At 1 January 2005	1,505	2,944	4,450
At December 31, 2005	-	214	214

Amortization and impairment charge

The amortization and impairment charge is recognized in the following line items in the income statement:

	Note	**2005**	**2004**
Other expenses	3,11	-	16,422
		-	16,422

(all amounts in thousands of US$, unless otherwise stated)

12) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Inventory	-	-	270	513	270	513
Accrued warranty	-	(101)	177	41	177	(60)
Accrued vacation	-	(119)	-	-	-	(119)
Property and equipment	-	-	579	1,919	579	1,919
Other accrued liabilities	-	(1,666)	-	-	-	(1,666)
Minimum tax credit carry-forward	-		127	-	127	-
Other	-	(90)	83	313	83	223
Deferred income	-	(193)	-	-	-	(193)
Tax (assets) / liabilities	-	(2,169)	1,236	2,786	1,236	617

Unrecognized deferred tax assets

	2005	**2004**
Deductible of temporary differences	30,631	18,168

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will not realize the benefits of these deferred tax assets.

In 2005 NABI substantially has abandoned the recognition of the deferred tax assets as a result of the future uncertainty of these assets. After the transactions (see note 28 subsequent events) between the financers and Homerica Investments B.V. for the acquisition of all of the stock of NABI, Inc. and substantially all of the business and assets of NABI Rt., the unrecognized deferred tax assets will decrease by US$640.

(all amounts in thousands of US$, unless otherwise stated)

13) Inventories

	2005	2004
Raw materials and consumables	13,255	39,035
Work in progress	6,060	28,596
Finished goods	10,705	11,955
	30,020	79,586

14) Trade and account receivables

	2005	2004
Trade receivables	44,575	63,508
Prepaid expenses and other receivables	933	3,958
	45,508	67,466

At December 31, 2005, trade receivables include allowance for bad debts of US$4,401 (US$396 in 2004).

15) Cash and cash equivalents

	2005	2004
Bank balances	15,840	22,899
Petty cash	29	29
Bank overdraft	-	1,028
Cash and cash equivalents in the statement of cash flows	15,869	23,956

(all amounts in thousands of US$, unless otherwise stated)

16) Capital and reserves

	note	Jan 1, 2004	Total recognized income and expenses	Capital increase	Dec 31, 2004
Share capital		25,474	-	-	25,474
Additional paid in capital		25,612	-	2,414	28,026
Retained earnings		10,760	(66,159)	-	(55,399)
Accumulated other comprehensive income		546	864	-	1,410
SHAREHOLDERS' EQUITY		62,392	(65,295)	2,414	(489)

	note	Dec 31, 2004	Total recognized income and expenses	Capital decrease	Jan 1, 2005
Share capital		25,474	-	-	25,474
Additional paid in capital		28,026	-	(5,393)	22,633
Retained earnings		(55,399)	-	4,533	(50,866)
Accumulated other comprehensive income		1,410	-		1,410
SHAREHOLDERS' EQUITY		(489)	-	(860)	(1,349)

	note	Jan 1, 2005	Total recognized income and expenses	Capital decrease	Dec 31, 2005
Share capital		25,474	-	(33,183)	(7,709)
Additional paid in capital		22,633	-	(20,312)	2,321
Retained earnings		(50,872)	(28,113)	53,495	(25,491)
Accumulated other comprehensive income		1,410	(1,375)	-	35
SHAREHOLDERS' EQUITY		(1,355)	(29,488)	-	(30,844)

Pursuant to resolution no. 31/2005 (V.27.) of the General Meeting held on May 27, 2005, the Court registered the capital decrease of NABI Rt. on August 15, 2005. The Company's registered capital of HUF 4,624,600,000 was decreased by HUF 4,106,644,800 to HUF 517,955,200. The face value of NABI Rt.'s shares decreased to HUF112 from HUF1,000 which resulted in US$ 53,495 losses from accumulated loss being set off against share capital and APIC.

(all amounts in thousands of US$, unless otherwise stated)

17) Loss per share

a. Basic loss per share

The calculation of basic earnings per share at December 31, 2005 was based on the loss attributable to ordinary shareholders of US$28,113 (2004: US$66,159) and a weighted average number of ordinary shares outstanding during the year ended December 31, 2005 of 4,624,600 (2004: 4,624,600).

b. Diluted loss per share

There were no options or warrants outstanding at December 31,2005 and 2004, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the period. Therefore the calculation of diluted earnings per share is the same than the basic earnings per share.

18) Interest-bearing loans and borrowings

a. Bank loans

NABI has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended December 31, 2004. US GAAP has continued to be applied to financial instruments in this period. The Group has, therefore, adopted IAS 32 and IAS 39 on January 1, 2005 and has consequently restated the opening balance sheet at that date to an IFRS basis in compliance with these standards.

To the extent that the liability element of a compound financial instrument was no longer outstanding as of January 1, 2005, the date of the initial application of IAS 32 and IAS 39, the amounts within equity that are attributable to the equity and liability elements have not been identified separately.

On April 21, 2004, the Group entered into a Restructuring Facility Agreement and an Amended and Restated Note and Warrant Purchase Agreement as part of restructuring its financing. Optare also signed a Facility Agreement with its bank on May 21, 2004. The details of these agreements have been described in earlier annual and interim reports. As of September 30, 2004, December 31, 2004 and March 31, 2005, the Group did not meet certain quarterly covenant tests set forth in its financial agreements. In accordance with US GAAP and IFRSs, the Company has reclassified its long-term debt as short-term.

(all amounts in thousands of US$, unless otherwise stated)

On May 26, 2005, the Group entered into a Master Support Agreement (MSA), which incorporated a Term Sheet (TS) (together the „Agreements") with the majority of the lenders to NABI Rt. and NABI, Inc. (collectively the "Financiers").

The Agreements stipulate that the Group will continue to pursue its restructuring efforts with a view to reducing debt as soon as practicable and ensuring the ongoing long term commercial trading operations of the group companies.

The Agreements also oblige the Group to continue its efforts to dispose of assets and businesses.

The Agreements provide for a restructuring of the Group's debt, debt for equity conversions, conditional waivers of all defaults under the prior financing agreements and the future trading relationship between the group companies. The Agreements set out certain milestones, which if not achieved, and certain events, the occurrence of which, will lead to the termination of the Agreements.

Contingent on the timing and structure of the disposal of assets and businesses, the Agreements envisage that the Financiers may obtain ownership interests effectively through debt to equity conversions in NABI Rt. and NABI, Inc. Should such debt to equity conversions materialize, NABI Rt. would be free of any indebtedness, but will maintain a guarantee for repayment of up to US$ 5 million of the debt of NABI, Inc., secured by a lien on all real estate assets of NABI Rt.

Short-term net debt was 79.2 million as of December 31, 2005 and 104,6 million as of December 31, 2004 mainly due to (i) the repayment of 6.0 million short-term debt according to the facility agreement in 2005, (ii) the Optare sale proceed of 13.5 million, and (iii) the amount of debt sold with Optare. The application of IAS 32 and IAS 39 (applying the net present value) as of January 1, 2005 also decreased the net of short-term debt. Refer to note 28 for further information on short- term debt. (Subsequent events)

	2005	2004
NABI Inc., net of debt discount 984 as of Dec 31, 2004	43,706	55,172
Senior Notes payable, net of debt discount of 1,215 as of December 31, 2004	12,807	15,052
NABI Rt., net of debt discount 534 as of December 31, 2004	22,661	27,604
Discontinued operation (Optare)	-	6,729
	79,175	104,557

(all amounts in thousands of US$, unless otherwise stated)

The loans are bank loans and according to the facility agreement they are repayable in 2006. Refer to note 28 for further information on short- term debt. (Subsequent events)

b. Finance lease liabilities

The finance lease liabilities are payable as follows:

	Minimum lease payments 2005	Minimum lease payments 2004
Less than one year	12	1,002
Between one and five years	-	495
More than five years	-	-
	12	1,497

19) Employee benefits

a. Employee benefit plans

NABI Rt. makes contributions to state and private pension plans as required by law. NABI Rt. had no unfunded employee benefits at December 31, 2005 and 2004.

NABI Inc. sponsors a 401(k) Plan (the "NABI Inc. Plan") and, effective July 1, 2000, matched 20% of employee contributions. During 2005, NABI Inc. contributed 199 (2004: 0) to the NABI Inc. Plan.

On July 28th, the Group completed the sale of its UK subsidiary Optare Holdings Ltd. Optare sponsored a defined contribution pension plan for its employees (the "Optare Plan"). Optare matched 2% of employee contributions and contributes 1.15% of employee compensation regardless of the level of employee contribution. During 2004 Optare contributed 356 to the Optare plan.

b. Employee share option plan

In June 1997, Shareholders approved a five-year employee share option plan (the "Plan"), which has been amended on April 27, 2004.. The Plan expired in 2002 and no further shares are issuable under the plan. Under the terms of the plan, the Board of Directors could grant employees options in NABI Rt.'s common shares at a price equal to 100% of the weighted average market price calculated over the 60 trading days preceding the date on which the

(all amounts in thousands of US$, unless otherwise stated)

option is granted. The option agreements with the employees provide that the employee is responsible for any taxes payable upon exercise of the options. All stock options have a 5-year term and vest and become fully exercisable immediately after the date of grant.

In 2005 and 2004, the Group did not issue any employee share options. Therefore, no fair value based compensation cost was recognized in the calculation of pro forma net income for 2005 and 2004.

The following table summarizes information about share options granted at December 31, 2005 and 2004:

	Options Outstanding	*Weighted Average* Exercise Price in US (*)
As at December 31, 2003	229,400	15.78
Granted	-	-
Exercised	-	-
Cancelled	(49,000)	15.52
As at December 31, 2004	180,400	16.92
Granted	-	-
Exercised	-	-
Cancelled	-	-
As at December 31, 2005	180,400	16.92

20) Provisions

	2005	**2004**
Balance at 1 January	27,147	17,923
Charged in the period	17,357	18,013
Utilized	(13,008)	(9,023)
Fx translation	-	234
Sale of subsidiary	(2,676)	-
Balance at December 31, 2005	28,820	27,147
Non current	20,047	14,139
Current	8,773	13,008
	28,820	27,147

Warranty provisions increased to 28,652 as at December 31, 2005 compared to 27,147 at December 31, 2004 primarily due to (i) normal warranty reserves made for shells and buses produced in Hungary and in the USA; (ii) increase in customer purchased extended warranties in the USA; (iii) the additional provision for the repair of a fault appearing in certain series of buses delivered in prior years.

(all amounts in thousands of US$, unless otherwise stated)

21) Trade and other payables

	2005	2004
Trade payables	11,007	43,004
Progress payment liabilities	18,103	33,605
Other payables	7,982	10,835
	37,092	87,444

22) Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business.

a. Forward contracts

Forward exchange contracts are carried at fair value, which is their quoted market price at the balance sheet date. Such contracts do not qualify for hedge accounting and are accounted for as trading instruments.

The Group utilizes forward exchange contracts to limit the impact of exchange rate fluctuations on its consolidated results of operations. The Group had open forward sale exchange contracts denominated in US$ with notional amounts of 0 and 8,500 as of December 31, 2005 and 2004, respectively. The Group recorded net unrealized forward exchange rate gains of 0 and 2,281 on marking these forward exchange contracts to market at December 31, 2005 and 2004, respectively, which amounts are included as a component of financial income/(expense) in the consolidated statement of income and comprehensive income.

b. Fair values

NABI has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended December 31, 2004. US GAAP has continued to be applied to financial instruments in this period. The Group has, therefore, adopted IAS 32 and IAS 39 on January 1, 2005 and has consequently restated the opening balance sheet at that date to an IFRS basis in compliance with these standards.

The carrying value of cash and cash equivalents equivalents, trade and other receivables, and trade and other payable approximate fair value due to the short duration of these financial assets and liabilities. In 2005 and 2004 the carrying value of short-term interest bearing loans and borrowings, excluding the Metropolitan Agreement, approximates fair value due the variable interest

(all amounts in thousands of US$, unless otherwise stated)

payable on the debt. The estimated fair value of the Metropolitan Agreement totaled US$12,795 and US$15,581 and as of December 31, 2005 and 2004 based on interest rates available for borrowings with similar provisions as noted in the respective agreements. Considerable judgment is required in developing the estimates for fair value of long-term debt and, therefore, such values are not necessarily indicative of the amounts that could be realized in a current market exchange.

23) Obligations under residual value guarantees and deferred revenue

During 2001, the Group sold certain buses under agreements which provide the customer with an option to sell the buses back to the Group at specified prices after periods between five and six years from the delivery. As the significant risks and rewards of ownership have not been transferred to the customer, the transaction has been accounted for as an operating lease. Amounts received in the transaction in excess of the present value of the Group's residual value guarantee obligation are recorded as deferred revenue and amortized on a straight-line basis over the period to the first exercise date of the guarantee. The difference between the present value and the contracted residual value guarantee is accreted over the period up to the date when the customer can first exercise the option. The amount accreted is included in interest expense.

In both 2005 and 2004, 1,537 of deferred revenue was recognized in total revenue.

24) Commitments

As part of the procurement process, customers often require bus manufacturers to provide bid bonds and performance bonds. Performance bonds are typically required in an amount equal to 5% to 10% of the value of the contract they secure. As of December 31, 2005, NABI had provided performance bonds to its customers in an aggregate value of US$ 23.5 million. The annual cost of providing the bonds is 1% of the bonds' value and is factored into the price quoted in the bids and proposals.

The Group's commercial commitments as of December 31, 2005 are:

		Amount of Commitment Expiration Per period			
Description	**Total amounts Committed**	**Less than 1 year**	**1-3 years**	**3-5 years**	**After 5 years**
Performance bonds	23,509	9,820	13,689	-	-
Total commitments	23,509	9,820	13,689	-	-

(all amounts in thousands of US$, unless otherwise stated)

NABI was committed to pay certain minimum royalties under agreements with suppliers. NABI terminated the exclusivity regarding the composite bus manufacturing during 2005, therefore the Company does not expect to book royalty after September 30, 2005.

a. Government grants:

Certain subsidies amounting to 1,790 were granted to Nabi Rt. in prior years to support the financing of the phases of its investment into the composite shell production in Kaposvár, Hungary. The subsidies have the following requirements:

1. the cumulative net export sales generated by the new investment during the period of 2003 to 2007 are to be between 75% and 100% of HUF 21,425 million (US$ 118,836 thousand at December 31, 2004 exchange rate).
2. Nabi Rt. has to undertake to employ an additional average of 50 employees between July 1, 2002 and June 30, 2006. Furthermore, a certain number of those people who are hired have to be registered as unemployed prior to their employment with Nabi Rt.

If the cumulative net export sales are less than 75% of the above amount, then the total amount of the subsidy will have to be refunded by the Group.

NABI has accrued US$ 1.8 million for repayment of subsidies for which it is not expected to meet the defined requirements.

25) Contingencies

The Group is involved in litigation and other proceedings in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Group's financial position or results of operations.

The Company obtained bank guarantee in amount of THUF 435,465 for securing non-refundable subsidies and customs clearance duties. Maturity date of customs guarantee is 31 May 2006. Maturity dates of bank guarantees are between 2006 and 2008.

26) Related parties

As part of the restructuring, NABI entered into consulting contracts in connection with services provided by three of its former and actual board members. Also, NABI entered into contracts with two law firms whose

(all amounts in thousands of US$, unless otherwise stated)

partners serve as members of NABI Rt.'s Supervisory Board. In the 2005, the Group received invoices from these related parties totaling US$1.1 million of which outstanding invoices totaled US$0 as of December 31, 2005.

Remuneration was given to the Board of Directors and to the Supervisory Board Members. There were 6 Board Members and 5 Supervisory Board Members at the Company until 31 May 2005. Between 1st June and 31st December 2005 3-3 people were delegated into both Boards.

Total remuneration in 2005: US$92 thousand.

Board and Supervisory Board Members did not receive any advances, borrowings nor they received any pension type remuneration from the Company during 2005.

27) Group entities

The accompanying consolidated financial statements of NABI as of December 31, 2005 and 2004 consist of the accounts of NABI Rt. consolidated with the following subsidiaries:

	Note	**Country of incorporation**	**Ownership interest 2005**	**2004**
NABI Inc		USA	100	100
Optare Holding Ltd	*2*	UK	-	100

28) Subsequent events

On February 8, 2006, the Board of Directors signed a contract between NABI Rt., and NABI Gyártó és Kereskedelmi Kft , NABI Real Estate Holding Kft and Homerica Investments B.V. ("the Purchaser") for the acquisition of all of the stock of NABI, Inc. and substantially all of the business and assets of NABI Rt. by the Purchaser in exchange for the assumption of NABI's US$81.1 million debt and the payment of US$2.0 million in cash by the Purchaser to NABI. Effective from February 6, 2006 Homerica has taken over all of NABI Rt's loans. Effective since February 14, 2006 NABI Gyártó és Kereskedelmi Kft has taken over all of the assets, liabilities and obligations of NABI Rt other than the Kaposvar plant.

According to the contract real estates of Kaposvar and a loan amount equivalent to the net book value of the fixed assets have been purchased by NABI Real Estate Holding Kft

(all amounts in thousands of US$, unless otherwise stated)

On January 5, 2007 a further payment of US$200 would potentially be wired to NABI Rt by the Purchaser if a cash or cash equivalent of US$1,000 is available on NABI Rt's bank accounts on November 30, 2006.

Following the closing of the transactions, NABI, Inc. owes its debt to the Purchasers and NABI Rt. is debt free. The date of the signing of the final binding agreements and the effective transfer of NABI Inc's stock and NABI Rt's business to the purchasers was February 14, 2006.

The Board's action described above helps to preserve value for employees, creditors, customers and suppliers and to avoid any potential insolvency proceeding of NABI Rt. as well as the further deterioration of its business.

As a result of the restructuring NABI Rt has become debt and other liability free and its equity as at 14 February is estimated to be approximately US$2,000 has changed to US$2,028.750.

29) Accounting estimates and judgements

NABI's estimates under IFRSs at the date of transition to IFRSs are consistent with estimates made for the same date under us GAAP (after adjustments to reflect any difference in accounting policies), unless there is objective evidence that those estimates were in error.

a) Property plant and equipments

NABI allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. If the useful life and depreciation method for a significant part of an item of PP&E are the same as those of another significant part of the same item, the parts may be grouped in determining the depreciations charge. The depreciation charge for each period shall be recognized in profit or loss unless it is included in the carrying amount of another asset. The depreciable amount of an asset shall be allocated on a systematic basis over its useful life. NABI reviews the residual value of, the useful life of, and depreciation applied to an asset at least at each financial year-end and, if expectations differ from previous estimates, the change(s) are accounted for as a change in an accounting estimate in accordance with IAS 8.

b) Impairment of assets

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss in recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

NABI shall assess at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, NABI shall estimate the recoverable amount of the asset.

c) Inventories

When inventories are sold, the carrying amount of those inventories shall be recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories shall be recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. Any reserve for obsolete inventories has to be such that the resulting balance represents the lower of cost or net realizable value. When writing down inventories, NABI evaluates inventories item by item. When evaluating whether a particular item of inventory should be written down, management, based on past experience and future expectations, takes into consideration the purpose for which the item of inventory is held.

d) Provisions

The amount recognized as a provision shall be the best estimate of the expenditure required to settle the present obligation at the balance sheet date. [IAS 37.36] NABI shall review its provisions at quarterly, at each balance sheet date and adjust them to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision shall be reversed. [IAS 37.59.] NABI shall not recognize contingent liabilities and contingent assets in its financial statements, however, NABI shall disclose them in accordance with the requirements set forth in IAS 37.

30) Explanation of transition to IFRSs

As stated in note 1(a), these are the Group's first consolidated financial statements prepared in accordance with IFRSs.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended December 31, 2005, the comparative information presented in these financial statements for the year ended December 31, 2004 and in the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (US GAAP). An explanation of how the transition from previous GAAP to IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(all amounts in thousands of US$, unless otherwise stated)

a. Reconciliation of equity

	Note	USGAAP	Effect of transition to IFRSs	IFRSs	USGAAP	Effect of transition to IFRSs	IFRSs
		January 1, 2004			December 31, 2004		
Assets							
Property, plant and equipment		58,340	-	58,340	50,728	-	50,728
Intangible assets	*b, c*	18,728	2,199	20,927	2,691	1,759	4,450
Deferred debt issuance costs		183	-	183	2,381	-	2,381
Other investments		132	-	132	125	-	125
Deferred tax assets	*a*	3,771	9,265	13,036	1,879	290	2,169
Total non-current assets		81,154	11,464	92,618	57,804	2,049	59,853
Inventories		98,411	-	98,411	79,586	-	79,586
Trade and other receivables		64,547	-	64,547	67,466	-	67,466
Deferred tax assets	*a*	9,262	(9,262)	-	290	(290)	-
Cash and cash equivalents		21,063	-	21,063	23,956	-	23,956
Total current assets		193,283	(9,262)	184,021	171,298	(290)	171,008
Total assets		274,437	2,202	276,639	229,102	1,759	230,861
Equity							
Issued capital		25,474	-	25,474	25,474	-	25,474
Share premium		25,612	-	25,612	28,027	-	28,027
Retained earnings	*e*	9,788	1,517	11,305	(55,047)	1,057	(53,990)
Total equity attributable to equity holders of the parent		60,874	1,517	62,391	(1,546)	1,057	(489)
Total equity		60,874	1,517	62,391	(1,546)	1,057	(489)
Liabilities							
Interest-bearing loans and borrowings		131,038	-	131,038	105,814	-	105,814
Deferred government grants		1,814	-	1,814	2,091	-	2,091
Provisions		17,923	-	17,923	27,147	-	27,147
Obligations under residual value guarantees	*d*	3,046	(215)	2,831	3,046	(142)	2,904
Deferred revenue	*d*	4,252	208	4,460	2,787	136	2,923
Deferred tax liabilities	*a*	2,170	1,345	3,515	1,716	1,070	2,786
Total non-current liabilities		160,242	1,339	161,581	142,602	1,063	143,665
Interest-bearing loans and borrowings		0	-	-	240	-	240
Deferred tax liabilities	*a*	654	(654)	-	361	(361)	-
Trade and other payables		52,666	-	52,666	87,444	-	87,444
Total current liabilities		53,320	(654)	52,666	88,045	(361)	87,684
Total liabilities		213,563	685	214,247	230,646	702	231,349
Total equity and liabilities		274,437	2,202	276,638	229,102	1,759	230,860

NABI Bus Industries Rt and its subsidiaries
Notes to the consolidate financial statements
for the year ended 31 December 2005
(all amounts in thousands of US$, unless otherwise stated)

	Note	**IFRSs**	**Applying IAS 32, 39**	**IFRSs**
		Dec 31 2004		Jan 1 2005
Assets				
Property, plant and equipment		50,728	-	50,728
Intangible assets		4,450	-	4,450
Deferred debt issuance costs	*f*	2,381	(2,381)	-
Other investments		125	-	125
Deferred tax assets		2,169	-	2,169
Total non-current assets		59,853	(2,381)	57,472
Inventories		79,586	-	79,586
Trade and other receivables		67,466	-	67,466
Cash and cash equivalents		23,956	-	23,956
Total current assets		171,008	-	171,008
Total assets		230,861	(2,381)	228,480
Equity				
Issued capital		25,474	-	25,474
Share premium	*f*	28,027	(5,394)	22,633
Retained earnings	*f*	(53,990)	4,53-	(49,459)
Total equity attributable to equity holders of the parent		(489)	(864)	(1,352)
Total equity		(489)	(864)	(1,352)
Liabilities				
Interest-bearing loans and borrowings	*f*	105,814	(1,639)	104,175
Deferred government grants		2,091	-	2,091
Provisions		27,147	-	27,147
Obligations under residual value guarantees		2,904	-	2,904
Deferred revenue		2,923	-	2,923
Deferred tax liabilities	*f*	2,786	122	2,907
Total non-current liabilities		143,665	(1,518)	142,148
Interest-bearing loans and borrowings		240	-	240
Deferred tax liabilities		-	-	-
Trade and other payables		87,444	-	87,444
Total current liabilities		87,684	-	87,684
Total liabilities		231,349	(1,518)	229,831
Total equity and liabilities		230,860	(2,381)	228,480

(all amounts in thousands of US$, unless otherwise stated)

b. Reconciliation of profit

	Note	USGAAP	Effect of transition to IFRSs	IFRSs
		December 31, 2004		
Revenue	d	378,396	72	378,468
Cost of sales		(373,634)	-	(373,634)
Gross profit		4,762	72	4,834
Other income		8,795	-	8,795
Distribution and administrative espenses	b	(41,983)	(180)	(42,163)
Other expenses	c	(23,295)	(386)	(23,681)
Operating profit before financing costs		(51,722)	(493)	(52,215)
Financial income		102	-	102
Financial expenses	d	(4,836)	(73)	(4,909)
Net financing costs		(4,734)	(73)	(4,807)
Profit before tax		(56,456)	(566)	(57,022)
Income tax expense	a	(9,155)	18	(9,137)
Profit for the period		(65,611)	(548)	(66,159)
Attributable to:				
Equity holders of the parent		(65,611)	(548)	(66,159)
Profit for the period		(65,611)	(548)	(66,159)
Basic earnings per share (US$)		(14.19)	(0.12)	(14.31)
Diluted earnings per share (US$)		(14.19)	(0.12)	(14.31)

a) Under IFRSs, NABI does not classify deferred tax assets (liabilities) as current assets (liabilities).
   i. Under IFRSs, the following items increase deferred income tax liability:
      1. capitalization of development costs of Optare (note b)
      2. capitalization of development costs of NABI Rt. (note b)

(all amounts in thousands of US$, unless otherwise stated)

b) At the date of transition to IFRSs, the opening IFRS balance sheet excludes all research and development costs that do not meet the criteria for recognition under IAS 38. Furthermore, it includes all intangible assets that meet the recognition criteria in IAS 38 at that date, except for intangible assets acquired in a business combination that were not recognized in NABI's consolidated balance sheet under US GAAP. Under US GAAP no development costs were capitalized, and as a result of the Group applying IFRSs capitalized development cost of US$3,997 were recognized as of Jan 1, 2004.

In accordance with the above accounting policy, expenditures on development activities were capitalized only if the resulting product or process was deemed technically and commercially feasible and the Group had sufficient resources to complete development. The above balance represents the amortized cost of intangible assets.

c) In February 9, 2000, NABI, Inc., the subsidiary of NABI Rt., acquired 100% of the stock of Optare Holdings Ltd. for a consideration of US$28,373, including expenses of US$2,389. The acquisition was accounted for using the purchase method of accounting. Goodwill arising on the acquisition was US$19,093, which was amortized using the straight-line method over 20 years. Amortization, under US GAAP, ceased effective January 1, 2002 when the carrying amount of goodwill was US$18,728. As of January 1, 2004, under US GAAP, the value of goodwill was still US$18,728, as the impairment tests conducted from January 1, 2002 to January 1, 2004 under US GAAP did not indicate that any impairment. In accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards, the Group has elected not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before January 1, 2004, the date of transition to IFRSs, and has not elected to apply IAS 21 The Effects of Changes in Foreign Exchange Rates retrospectively to fair value adjustments and goodwill arising in business combinations that occurred before the date of transition to IFRSs. Since IAS 38 Intangible Assets requires development costs that meet the recognition criteria of the standard to be capitalized, and such costs were not capitalized under US GAAP but were expensed as incurred, the capitalized development costs that Optare would have included in its standalone IFRS balance sheet as of the date of the acquisition by NABI, has been deducted from the amount of goodwill arising on acquisition as such development costs represented an intangible asset that was subsumed in recognized goodwill under US GAAP. As of January 1, 2004, the date of transition to IFRSs, the carrying amount of goodwill has been adjusted to reflect the recognition of capitalized development costs of Optare. Other than capitalized development costs, all the assets and liabilities of Optare were identified as of the date of acquisition, and no further modification of the carrying amount of goodwill as of January 1, 2004 was necessary.

(all amounts in thousands of US$, unless otherwise stated)

d) In accordance with the Group's IFRS accounting policy - in case of buses sold to customers on terms which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date – deferred revenue equals the difference between the initial sales price and the net present value of the future repurchase obligation. Since, under US GAAP, residual value obligations were presented at their future value and remained the same throughout the life of the obligations, as of the date of transition to IFRSs, the carrying amount of deferred revenues and obligations under residual value guarantees had to be changed to comply with the requirement of IFRSs to present provisions at their present values if the effect of the time value of money is material. Under IFRSs the difference in the net present value and the contracted residual value obligations is accreted over the period up until the first date when the customer can exercise the option. The increase in the balance of such obligations from period to period is charged to interest expense. The balance of residual value guarantees under IFRSs decreased by US$215 as of January 1, 2004 and by US$142 as of December 31, 2004 as compared to the previous US GAAP values. The balance of deferred revenue increased by US$ 208 as of January 1, 2004 and by US$136 as of December 31, 2004 due to the transition to IFRSs. As of the date of transition to IFRSs, accumulated income increased by $6 to reflect the net difference between US GAAP and IFRS amortization of deferred revenue and residual value obligations. In the year ended December 31, 2004, the net effect of the different amortization of deferred revenue and residual value obligations under US GAAP and IFRSs on net income amounted to US$ 3.

e) The adjustments to retained earnings as of January 01, 2004 were as follows:

i.	Net adjustment of development costs (note b)	1,510
ii.	Deferred revenue (note d)	7
	Total adjustment to retained earnings	1,517

f) The adoption of IAS 32 and IAS 39 on January 1, 2005 resulted in the restatement of the 2005 opening balance sheet in compliance with these standards. Subsequent to the adoption of these standards, the Group's senior notes payable, certain loans, and the related warrants were classified as compound financial instruments based on the substance of the contractual agreements. Such instruments were split into liability and equity components. The debt component represents the future contractual cash flows discounted at the market rate prevailing at the date of issue for notes and loans with the same maturity that do not have equity components. The equity component represents the value of the option to convert the notes and loans into ordinary shares of NABI Rt., and is measured as the difference between the proceeds of the issue and the debt component as remeasured under IFRSs. For the purposes of the transition to IFRSs, NABI performed a retrospective calculation of the debt and equity components of its notes and loans at the issue date, based on which the value of the equity component to be recognized at January 1, 2005 was US$ 2.5 million. Under US GAAP, the value of the equity component (i.e. the warrants) was accounted for as a credit to additional paid in capital offset against the par value of senior notes payable and loans (debt discount). This US GAAP value of the warrants (US$ 7.7 million) was derecognized as of January 1, 2005, which, together with the above recognition of the US$2.5 million IFRS equity component resulted in a net US$ 5.3 million decrease in additional paid in capital. Under US GAAP, the Group also had recognized deferred debt issuance costs that had been amortized using the effective interest method over the life of the related senior notes payable and related loans. Such US GAAP debt issue costs were also derecognized as of the adoption of IAS 32 and IAS 39 and, under IFRSs debt issue costs directly attributable to issuance of debt were deducted from the initial value of the debt and equity components. The adjustments to short-term debt, deferred income taxes and accumulated income shown by the January 1, 2005 IFRS reconciliation above are due to the fact that all of the Group's loans and notes are measured at amortized cost in compliance with IFRSs.

*****

Business Report

of NABI Autóbuszipari Rt's financial statements for 2005

Budapest, 28 February 2006

This Business Report is the non-audited translation of the original Hungarian version. In case of any discrepancies the Hungarian version is the authoritative.

1. Market position

The trading and market positions of the Company were far behind the budget in 2005.

The Group delivered all of the ordered buses according to the contracted deadlines to the customers as follows:

USA:

Customer	Type
Miami	40' LFW SS Diesel
Los Angeles	C45' LFW CNG
Los Angeles	40' LFW CNG
Los Angeles	60' BRT CNG
Cleveland	40' LFW SS Diesel
Broward	40' LFW Diesel
Pace	40' LFW SS Diesel
Chicago	C45' LFW Diesel

UK:

Customer	Type
Stagecoach	Solo
Mistral	Solo
Mistral	Tempo
Trent	Tempo
First Avon	Solo
Arriva Denmark	Solo
Brylaine	Solo

Hungary:

Customer	Type
Kapos Volán	700 SE
Gemenc Volán	700 SE
Pannon Volán	700 SE

Due to the close down of Kaposvar factory in July 2005 the Company cancelled the remaining delivery of the Compo buses.

The Company sold its indirect subsidiary, Optare Holding Ltd in July 2005, therefore the Group has not been presented in the UK market since that time.
The Company's has contracted orders until November 2006.
According to the subsequent events NABI Rt's order book has been taken over by the purchasers, and NABI Rt has ceased its operation.

2. Profitability

The net sales revenue of the Group decreased by 14.97% comparing to prior year.

The number of sold buses also decreased.

Bus sales by market and by type can be summarized as follows:

Market	Bus type	31 December 2005	31 December 2004	31 December 2003
USA	35/40/45 foot (heavy duty)	305	468	483
	60 foot (heavy duty)	138	133	76
	30 foot (medium duty)	0	1	72
	45 foot composite	46	84	57
Total USA market:		**489**	**686**	**688**
Great- Britain	Buses below 7.5t	40	89	125
	Buses above 7.5 t	310	428	308
	Double -decker (above 7.5 t)	0	2	9
Total UK market:		**350**	**519**	**442**
Total Hungarian market :	Above 7.5t	**12**	**22**	**19**
Total:		**851**	**1 227**	**1149**

Gross profit margin was significantly higher (7.7%) in 2005 than in 2004 (1.28%).

3. Financing

The Company ceased its operation at Kaposvar factory in July 2005. As a result of this decision both the accumulation of losses and cash and cash equivalent outflows have ceased too. As a consequence of the shut down the liquidity position of the Company significantly strengthened.

According to the Master Support Agreement (MSA) NABI Rt. continued to decrease its loans and maintain its liquidity position.

On 28th July the Company sold its subsidiary in Great Britain, Optare Holdings Ltd for USD 13.3 million net value (out of cash and loan) which amount was used for loan repayments.

The new owners of Optare have taken over the loan of the entity in an amount of USD 7.6 million.

4. Treasury share

There was no repurchase or sale of own shares during the year.

On 15th of August the Court of Registration registered the decrease of share capital of NABI Rt. based on the resolution of the Annual General Meeting (31/2005 (27 May)).
The original share capital of the Company was HUF 4,624,600,000 has decreased by HUF 4,106,644,800 and become HUF 517,955,200 . The nominal value of share decreased from HUF 1,000 to HUF 112.

5. Subsequent events

According to the contract signed by NABI Rt on 8th February 2006 (Asset Transfer Agreement) all of the assets and liabilities of NABI Rt as well as NABI Inc shares have been taken over by NABI Manufacturing and Trading Llc., Homerica Investments B.V. and NABI Real Estate Holding Real Estate Manager Llc (referred to as: purchasers) by USD 2,000,000.
The new lenders of NABI Inc became the purchasers and NABI Rt became debt free. Furthermore NABI Rt has no longer been the parent company of NABI Inc.
NABI Rt. will not continue any production activity.

6. Risk management policy

The most significant part of the net sales of the Company have been export sales and realized in USD. In spite of this fact, costs incur mainly in HUF. As a result of the favourable trends of the foreign exchange USD/HUF rates there was no need to mitigate the foreign exchange exposure in 2005.

7. Price, loan, interest, liquidity and cash flow risks management

The Company arranges its contracts on fixed prices therefore there are potential foreign exchange risks.
The Company's loans are in USD so there would be significant foreign exchange risks which have been counterbalanced by the sales revenue in USD, therefore the Company has no real foreign exchange risk.
The Company bears an interest rate exposure due to the fact that the loans are fluctuating according to LIBOR

The financial difficulties of the Company's subsidiary (NABI Inc.) can influence the liquidity position of the Company itself.

As a result of the subsequent events non of the risks mentioned above are real risks of the Company in the future.

8. Data relating to the plants

The Company has two plants:

- **Budapest**
  Size of the plant: 62 303 m^2
  Built in: 22 513 m^2
  Number of employees (31.12.2005): 386

- **Kaposvár East Industrial Territory**
  Size of the plant:: 227 697 m^2
  Built in: 12 820 m^2
  Number of employees (31.12.2005): 3

9. Effect of environmental protection to the financial position of the Company and the responsibilities of the Company with respect to environmental protection

According to the Environmental Policy of the Company both the management and the employees have taken responsibilities with respect to the protection of the environment.
With the application of Environmental Management System in accordance with ISO 14001 standard the Company would like to ensure that its activity is in full compliance with the legal and the customer requirements.
Recently this area has become highly important because the focus has moved towards ecology aspects of procedures from development stage to finished goods rather than the concept of growth. Fundamental objective of the Company to make the production economic taking into consideration the value of man and environment.
The Company is aware that the activity of firm has not finished when the goods have been sold but when the environmental effects, handling of scraps have been resolved.

10. Environmental developments and potential subsidies

With the implementation of Environmental Management System in accordance with ISO 14001 the Company has taken the responsibility for maintaining and developing this system continuously. The Company would like to make sure about the fulfillment of its environmental policy and would like to verify it to the public.
The Company believes that the system can be maintained all the time therefore our goal is to reduce the environmental pollutions year by year. In order to achieve this objective the Company has set up an environmental program. The Environmental Council has expressed an opinion about the program which has finally been approved by the General Director. Fulfillment of details of the program have been evaluated by the Environmental Council..

Our main objectives, relating to environmental protection for 2005

Examination of the method of the use up of fire resistant materials to decrease the standard	Selecting the optimal jet to achieve the wanted thick of layer
	Testing, cost analysis
	Purchase
	Issue an order to check the abrasion of the jet
Examination of the application method of low VOC containing and water based cleaning liquid	Purchase of alternative cleaning liquid
	Testing
	Cost analysis
Systematic training for the endangered specializations/ departments	Systematic education of factory workers
	The documentation of education
	Controlling of the efficiency of education
Install of distillation equipments	Issue of operating instructions
	Selection and education of staff
	Controlling
Sale of scrap metal	Revision of the relevant agreement
Sale of plastic waste	Revision of the relevant agreement
Sale of wooden waste	Issue an order for waste selling
Hazardous waste management	Planning the operation of area of hazardous waste container
	Producing tripods of hazardous waste container sacks
	Systematic supervision of the operation
Managing the circulation of waste	Issue of regulation
	Training
	Controlling
Systematic setting of gas burners	Choosing the person to make the settings
	Education and examination of the selected worker
	Starting the process
Revision of the noise emission	Noise measuring
	Make an operating plan regarding the results

Applying a front wall wholly made of plastic	Planning
	Preparing the documentations
	Structure analysis
	Pilot manufacturing
	Application
Regeneration of activated carbon	Bid request
	Conclude an arrangement
	Purchase
Selection of the waste of composite manufacturing	Amendment of KU-2 Kap
	Ensure the technological terms
	Realisation
Decrease of freight costs	Bid request from possible companies, that make naturalization
	Revision of the bid and the authorization
	Preparation of documents for making a decision
Standardization of adhesive materials	Measure the amount used up of current adhesive materials
	Determination of possible changeover, price analysis
	Amendment of the BAAN prescriptions

11. Environmental expenses

Environmental expenses are partly direct and indirect expenses partly such development costs which have other aspects than environmental protection but which advantageously influence the environmental pollution as a side effect of the production.

12. Employment Policy

Employees of the Company are generally hired for indefinite term, full-time employment. From the first quarter of 2005, there have been collective redundancies carried out in multiple steps, which mainly concerned the Kaposvar facility closed in July, 2005. The collective redundancies have been completed in compliance with the relevant laws and regulations.

As a result of subsequent events, the Company's employees had been transferred to the newly founded Kft. ("employer succession"); therefore, NABI Bus Industries Rt. has no employees from February 14, 2006.

ALAPSZABÁLY
ARTICLES OF ASSOCIATION

a 2006. április 27-i módosításokkal
egységes szerkezetbe foglalt változat

restated and amended as of April 27, 2006

(a módosítások dőlt betűvel szedve)
(amendments are indicated in italics)

2006. ÁPRILIS 27.

APRIL 27, 2006

A TÁRSASÁG CÉGNEVE ÉS SZÉKHELYE

1. *A Társaság neve: Exbus Vagyonkezelő Nyilvánosan Működő Részvénytársaság*

   rövidített neve: *Exbus Nyrt*

   angolul: *Exbus Asset Management Nyrt.*

2. A Társaság székhelye:
   1165 Budapest, Újszász u. 45.

A TÁRSASÁG TARTAMA ÉS TEVÉKENYSÉGI KÖRE

3. A Társaság határozatlan időre alakult és nyilvános részvénytársaságként működik. A Társaság a NABI Észak-Amerikai Járműipari Kft. általános jogutódja, az átalakulás napja 1997. március 31.

4. A Társaság tevékenységi köre (TEÁOR szerint):

   50.10 *'03* Gépjármű-kereskedelem
   50.30 *'03* Gépjárműalkatrész-kereskedelem
   74.15 '03 Vagyonkezelés (Főtevékenység)
   74.14 '03 Üzletviteli tanácsadás
   74.87 '03 Máshova nem sorolt, egyéb gazdasági szolgáltatás

ALAPTŐKE ÉS RÉSZVÉNYEK

5. A Társaság alaptőkéje:

   517.955.200,- Ft, azaz Ötszáztizenhétmillió-kilencszázötvenötezer-kettőszáz forint.

6. A Társaság részvényei

6.1 A Társaság alaptőkéje 4.624.600 db, egyenként 112,- Ft, azaz egyszáztizenkettő forint névértékű, névre szóló, egyenlő és azonos tagsági jogokat megtestesítő dematerializált törzsrészvényből áll. A Társaság a törzsrészvényeken kívül nyilvánosan dematerializált, illetve zártkörű kibocsátás esetén nyomtatott vagy dematerializált formában is kibocsáthat más

NAME AND REGISTERED OFFICE OF THE COMPANY

1. *Full name of the Company: Exbus Vagyonkezelő Nyilvánosan Működő Részvénytársaság*

   Abbreviated name: *Exbus Nyrt.*

   In English: *Exbus Asset Management Nyrt.*

2. Registered office:
   H-1165 Budapest, Újszász u. 45.

TERM AND OBJECTS OF THE COMPANY

3. The Company is founded for an indefinite term and operates as a public company.
   The Company is the general legal successor of NABI North American Bus Industries Kft. The effective date of transformation was March 31, 1997.

4. The activities of the Company are as follows (according to TEAOR categories):

   50.10 *'03*Trade of vehicles
   50.30 *'03*Trade of vehicle components
   74.15 '03Asset management (Main activity)
   74.14 '03 Management consultancy
   74.87 '03Other business activities not classified elsewhere

SHARE CAPITAL AND SHARES OF THE COMPANY

5. Share capital:

   HUF 517,955,200 (i.e. Five hundred seventeen million and nine hundred fifty-five thousand and two hundred forints).

6. Shares

6.1 The share capital consists of 4,624,600 dematerialized registered ordinary shares of HUF 112 (i.e. One hundred and twelve forints) each representing equal and identical rights. The Company may issue shares other than registered ordinary shares through public offering in dematerialized, or in case of private placement in both printed and dematerialized form. If the Company issues shares represented by printed share fajtájú részvényeket. Amennyiben a Társaság nyomdai úton előállított részvényeket bocsát ki, azok összevont címletű részvényként is kibocsáthatók. Az alaptőke teljes egészében be van fizetve.

6.2 Az a részvény, amelyet a Társaságnak vagy a felemelt alaptőkének a cégjegyzékbe történő bejegyzése és az alaptőke, illetve a részvények kibocsátási értékének teljes befizetése előtt állítanak ki (adnak át a részvényesnek vagy írnak jóvá értékpapírszámláján), semmis.

6.2.1 A nyomdai úton előállított részvényen legalább a következőket kell feltüntetni:

(a) a Társaság nevét és székhelyét;

(b) a részvény sorszámát, sorozatát, névértékét és azt, hogy névre szól;

(c) a részvényfajtához, illetve részvényosztályhoz fűződő, az Alapszabályban meghatározott jogokat;

(d) a kibocsátás időpontját, az alaptőke nagyságát és a kibocsátott részvények számát;

(e) az Igazgatóság két tagjának aláírását, amely lehet nyomdai úton sokszorosított aláírás; és

(f) a részvény értékpapír kódját.

6.2.2 A Társaság dematerializált részvényeire vonatkozóan a 6.2.1 pontban foglaltakat kell alkalmazni, azzal az eltéréssel, hogy a részvényen a részvény sorszámát feltüntetni nem kell, valamint az (e) pontban meghatározott személyek aláírása helyett - amelyet a Társaság által kiállított és a Központi Elszámolóház és Értéktár (Budapest) Rt-ben ("KELER") elhelyezett okiraton kell feltüntetni -, a dematerializált részvényen az okiratot cégszerűen aláírók neve szerepel. A KELER-nél elhelyezett okirat tartalmazza:

(a) a részvényesek neve kivételével a részvény jogszabályban meghatározott valamennyi tartalmi kellékét;

(b) a kibocsátásról szóló döntést;

issues shares represented by printed share certificates, such share certificates may be issued in the form of consolidated share certificates (representing more than one share). The shares are fully paid.

6.2 Shares issued (delivered or credited on a securities account) prior to the registration of the Company or of the increased capital by the competent Court of Registration or prior to the full payment of the share capital or the issue price of the shares shall be null and void.

6.2.1 As a minimum requirement the printed share certificates shall bear the following information:

(a) the name and seat of the Company;

(b) the serial number, series, nominal value of the share and the fact that it is registered:

(c) the rights attached to the type or class of shares in question as set out in the Articles of Association;

(d) the date of issuance, amount of share capital and number of shares issued;

(e) the signatures of two members of the Board of Directors, which can be printed signatures; and

(f) the security identification code of the share.

6.2.2 The provisions of 6.2.1 shall be applied with respect to dematerialized shares of the Company with the exception that the serial number of the share need not to be indicated, and instead of the signatures of the persons specified under paragraph (e), their name shall be indicated on the dematerialized shares. The signatures of such persons shall be placed on the document issued by the Company and placed at the Központi Elszámolóház és Értéktár (Budapest) Rt. ("KELER"). The document placed at KELER shall contain the following information:

(a) except the shareholders' name, each required particulars of shares specified by law;

(b) the decision on the issuance;

(c) a kibocsátott teljes sorozat össznévértékét;

(d) a kibocsátott részvények számát; és

(e) a Társaság igazgatósága két tagjának aláírását.

6.3 A Társaság az egy sorozatnak minősülő részvényeknek csak azonos névértéken és azonos módon történő előállításáról rendelkezhet.

Nyomdai úton előállított részvények esetén az Igazgatóság döntése szerint a Társaság kiállíthat összevont címletű részvényeket. Összevont címletű részvények kiállítására csak azonos sorozatba tartozó és azonos névértékű részvények esetében van lehetőség. Bármely részvényes kérheti az Igazgatóságtól az összevont címletű részvényeinek kisebb összevont címletű részvényekre, illetve a jelen Alapszabályban az adott részvénysorozatra meghatározott névértékű (alapcímletű) részvényre történő felbontását, amelyért az Igazgatóság által meghatározott, indokolt összegű díjat kell megfizetnie. Az Igazgatóság a részvényesek ilyen irányú írásbeli kérésének a kérés kézhezvételétől számított 30 napon belül köteles eleget tenni, azaz az összevont címletű részvényt kisebb összevont címletűre, illetve alapcímletű részvényekre becserélni, feltéve, hogy a részvényes az ezzel kapcsolatos díjat előzetesen megfizeti a Társaságnak.

6.4 A Társaság törzsrészvényei dematerializált értékpapírok. A Társaság sorozatban csak névreszóló részvényt bocsáthat ki.

6.5 Abban az esetben, ha a Társaság közgyűlése vagy, adott esetben, Igazgatósága új részvények forgalomba hozatala útján történő alaptőke-emelést határoz el, a vagyoni hozzájárulást a vonatkozó jogszabályi rendelkezéseknek megfelelően az alaptőke-emelésre vonatkozó közgyűlési, illetve igazgatósági határozatban megállapított határidőn belül kell megtenni. Ennek elmulasztása esetén az Igazgatóság harminc (30) napos határidő kitűzésével teljesítésre hívja fel a vételi szándéknyilatkozatot tett vagy a részvényt jegyzett személyt és figyelmezteti, hogy a teljesítés elmulasztása a tagsági jogviszony megszűnését eredményezi. Az a részvényes, akinek tagsági joga így szűnt meg, a vagyoni hozzájárulás teljesítésének elmulasztása miatt a Társaságnak okozott

(c) total face value of the entire series issued;

(d) number of issued shares; and

(e) signatures of two members of the Board of Directors of the Company.

6.3 Within one series the Company may not issue shares with different nominal values or in a different form.

In the case of printed share certificates, the Company may issue consolidated share certificates upon the decision of the Board of Directors, provided that such consolidation may only be carried out for shares belonging to same series of shares having the same nominal value. Any shareholder may request from the Board of Directors the splitting of the consolidated share certificates into consolidated share certificates representing a smaller number of shares, or into share certificates representing one share having the nominal value defined in these Articles of Association for such series of shares against a reasonable fee to be established by the Board of Directors. The Board of Directors shall comply with such request, i.e. to exchange the consolidated share certificates for a consolidated share certificate of a smaller number of shares or into certificates representing one share within 30 days from receipt of the written request and issue such certificates, provided the shareholder pays the fee of such splitting to the Company in advance.

6.4 The ordinary shares of the Company are dematerialized securities. The Company may issue in series registered shares only.

6.5 In the event the General Meeting or, as the case may be, the Board of Directors of the Company approves a share capital increase by way of issuance of new shares, the contribution shall be due in accordance with a timetable established by the General Meeting or, as the case may be, the Board of Directors in accordance with applicable legal rules. In the event that the person who declared his/her intention to purchase the shares or subscribed shares fails to provide his/her undertaken contribution in accordance with such timetable, the Board of Directors shall notify such shareholder, which notice shall request payment of his/her contribution within 30 days, and shall inform the shareholder that failure to do so will result in termination of the shareholders' kárért a polgári jog általános szabályai szerinti felelősséggel tartozik.

legal relationship with the Company. The shareholder whose legal relationship has been terminated this way shall be liable in accordance with the general rules of civil law on damages caused to the Company by his/her failure to provide the contribution.

RÉSZVÉNYKÖNYV ÉS A RÉSZVÉNYESI JOGOK GYAKORLÁSA

7. Részvénykönyv

7.1 Az Igazgatóság a névre szóló részvényesekről, az ideiglenes részvények tulajdonosairól, illetve a részvényesi meghatalmazottakról részvénysorozatonként Részvénykönyvet vezet, amely valamennyi részvényesre vonatkozóan legalább a következőket tartalmazza:

(a) a részvényes/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) (közös tulajdonban álló részvény esetén a közös képviselő) cége/neve;

(b) a részvényes/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) (közös tulajdonban álló részvény esetén a közös képviselő) székhelye/lakcíme;

(c) a részvényes részvényeinek darabszáma (és amennyiben a részvényt nyomdai úton állították elő, a sorszáma).

Az Igazgatóság a részvényes írásbeli kérésére a Részvénykönyvből a részvényesre vonatkozó adatokról kivonatot készít.

7.2 A Társaság Igazgatósága a Részvénykönyv vezetésére elszámolóháznak és befektetési vállalkozásnak, pénzügyi intézménynek megbízást adhat. A megbízás tényét a Cégközlönyben és a Magyar Tőkepiacban közzé kell tenni.

7.3 Az a személy, akinek a neve a Részvénykönyvben szerepel, ellenkező bizonyításig a Társaság részvényesének tekintendő.

7.4 Az Igazgatóság köteles a KELER, mint letéti

REGISTER OF SHARES AND EXERCISE OF SHAREHOLDERS' RIGHTS

7. Register of Shares

7.1 The Board of Directors shall keep a Register of Shares of all registered shareholders, the owners of interim shares, and the shareholder's representatives, if any containing as a minimum the following information in respect of each such shareholder:

(a) Name of the shareholder/shareholder's (or both, if it is so required by law) representative (in the case of jointly owned shares, the name of the joint representative);

(b) Registered office (address) of the shareholder/shareholder's representative (or both, if it is so required by law) (in the case of jointly owned shares, the registered office (address) of the joint representative);

(c) Number of shares held by the shareholder (and, in the case of shares represented by printed share certificates, the serial number of such shares).

Upon written request by a shareholder, the Board of Directors shall issue an extract of the Register of Shares containing data in respect of that shareholder.

7.2 The Board of Directors of the Company may appoint a clearinghouse, an investment enterprise or a financial institution to administer the Register of Shares. Notice of this appointment must be published in the Cégközlöny and in the Magyar Tőkepiac.

7.3 The person whose name is registered in the Register of Shares shall be regarded as the shareholder of the Company as long as no evidence to the contrary exists.

7.4 As evidence of ownership, the Company

hely által, illetve más szervezet által a KELER igazolása alapján kiállított letéti igazolást, valamint a dematerializált értékpapírok tekintetében a megfelelő időpontra kiállított értékpapírszámla-kivonatot a részvénytulajdont igazoló bizonyítékként elfogadni.

shall accept the certificate of deposit issued by KELER or issued by another entity on the basis of a certificate issued by the KELER or, with respect to dematerialized shares, the securities account extract issued as of the relevant date.

7.5 A Részvénykönyvbe bejegyzett adatainak megváltozása esetén a részvényes köteles haladéktalanul értesíteni az Igazgatóságot és nyilatkozni az új adatokról. Amennyiben a részvényes ezt a kötelezettségét elmulasztja, úgy az ebből eredő vagy ezzel okozott károkért minden felelősség a részvényest terheli.

7.5 In the event of a change in its data contained in the Register of Shares the shareholder shall immediately notify the Board of Directors and supply information on the changes. If the shareholder fails to comply with this provision the shareholder shall be liable for all the loss and damage arising out of or in connection with that non-compliance.

7.6 A Részvénykönyvbe történő bejegyzést kérő (továbbiakban "Kérelmező") a bejegyzési kérelmében, illetve ahhoz kapcsolódóan az Igazgatóságnak a következő adatokat köteles bármilyen írásos formában megadni:

(i) részvényfajtánként a részvények száma, névértéke (valamint nyomdai úton előállított részvények esetében a sorszáma);

(ii) a fenti 7.4 pont szerinti értékpapírszámla-kivonat, letéti igazolás vagy ha ilyen nincs, akkor a megfelelő forgatmánnyal ellátott részvény bemutatása;

(iii) részvénytulajdonos/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) cége/neve;

(iv) részvénytulajdonos/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) székhelye/lakcíme; és

(v) részvényszerzés időpontja.

7.6 A person who is applying for registration in the Register of Shares (hereinafter the "Applicant") shall submit the following information to the Board of Directors in any written form:

(i) the number and the nominal value of the shares acquired per class (in the case of printed share certificates, the serial number of such share certificates);

(ii) the securities account extract issued by the securities account holder, the certificate of deposit of such shares pursuant to Section 7.4 above, or if that is not available, the share certificates showing the properly executed endorsements;

(iii) the name of the shareholder/shareholder representative if any (or both, if it is so required by law);

(iv) registered office (address) of the shareholder/shareholder representative, if any (or both, if it is so required by law); and

(v) date of acquisition.

7.7 A Részvénykönyvre vonatkozó rendelkezések abban az esetben is alkalmazandók, ha a részvény feletti tulajdonjog nem átruházás útján változott meg.

7.7 The provisions applicable to the Register of Shares shall apply also in case the owner of the share has been changed other than by means of a transfer.

A RÉSZVÉNYEK ÁTRUHÁZÁSA

8. A részvények átruházása

TRANSFER OF SHARES

8. Transfer of Shares

8.1 A Társaság részvényei szabadon átruházhatók. A dematerializált törzsrészvények átruházása az eladó értékpapírszámlájának megterhelésével és a vevő értékpapírszámláján történő jóváírással történik azzal, hogy az átruházás a Társasággal szemben attól az időponttól kezdve hatályos és a részvényes a Társasággal szemben a részvényesi jogait csak akkortól gyakorolhatja, amikor az új részvénytulajdonos, illetve a részvényesi meghatalmazott neve (jogszabályban meghatározott esetben mindkettő) a Részvénykönyvbe bevezetésre kerül. A nyomdai úton előállított névre szóló részvények átruházása a részvények hátoldalára vagy toldatára írt teljes vagy üres forgatmánnyal történik azzal, hogy az átruházás a Társasággal szemben attól az időponttól kezdve hatályos és a részvényes a Társasággal szemben a részvényesi jogait csak akkortól gyakorolhatja, amikor az új részvénytulajdonos, illetve a részvényesi meghatalmazott neve a Részvénykönyvbe bevezetésre kerül. Nem jegyezhető be a Részvénykönyvbe az, aki részvényét törvénybe ütköző módon szerezte. A Részvénykönyvbe bejegyzett részvényes részvénye átruházását annak megtörténtétől számított nyolc napon belül köteles bejelenteni a Társaság Igazgatóságának. Ha a részvényes e bejelentési kötelezettségét elmulasztja, akkor az átruházott részvények össznévértéke 0,5 százalékának megfelelő napi kötbért köteles fizetni a késedelem minden napjára. A dematerializált részvény új tulajdonosa az értékpapírszámla-vezetője által kiállított számlakivonattal a nyomdai úton előállított részvény új tulajdonosa pedig a forgatmánnyal ellátott részvények vagy a letéti igazolás bemutatásával köteles részvényszerzését bejelenteni és megadni a 7.6 pontban foglalt adatokat.

8.1 Shares are freely transferable without restrictions. Dematerialized ordinary shares are transferred by debiting the securities account of the seller and crediting the securities account of the purchaser provided that such transfer shall become effective vis-à-vis the Company and the shareholders may exercise their rights vis-à-vis the Company only when the name of the transferee or its shareholder representative (or both, if it is so required by law), is entered in the Register of Shares. Printed registered shares are transferred by a full or blank endorsement on the back side of the share certificate or the sheet (allonge) attached to the share provided that such transfer shall become effective vis-à-vis the Company and the shareholders may exercise their rights vis-à-vis the Company only when the name of the transferee or its shareholder representative, is entered in the Register of Shares. The parties who have acquired their shares in breach of applicable laws may not be entered into the Register of Shares. The shareholders entered into the Register of Shares shall report the transfer of their shares to the Board of Directors of the Company within eight days after such transfer. If the shareholders fail to meet their disclosure obligations, they shall be obliged to pay a daily late payment penalty equal to 0.5 per cent per cent of the nominal value of the transferred shares for each day of the delay. The new owner of dematerialized shares shall be obliged to notify the Board of Directors of the acquisition of shares by presenting the securities account extract issued by the securities account holder. The new owner of the shares represented by printed share certificates shall be obliged to notify the Board of Directors of the acquisition of shares by presenting endorsed share certificate or certificate of deposit and the information set out in Section 7.6 above.

8.2 A Társaságban 33%-ot, illetve a tőkepiacról szóló 2001. évi CXX. törvény ("Tpt.") 68. § (1) bekezdésében meghatározott esetben 25%-ot meghaladó mértékű befolyás megszerzésére csak a Tpt. szerinti nyilvános vételi ajánlat keretében kerülhet sor.

8.2 For the acquisition of an influence in the Company exceeding 33% or, in the case set out in Section 68 (1) of Act CXX of 2001 on capital market ("Capital Market Act"), 25%, a public purchase offer must be made in accordance with the Capital Market Act.

8.3 Az Igazgatóság köteles megtagadni a Részvénykönyvbe történő bejegyzést abban az esetben, ha a befolyásszerzésre a Tpt-nek a nyilvánosan működő részvénytársaságban történő befolyásszerzésre vonatkozó szabályaitól eltérő módon került sor. Ebben az esetben a Társasággal szemben a tagsági

8.3 The Board of Directors is obliged to deny the registration into the Book of Shares when the acquisition of an influence takes place in breach of the regulations of the Capital Market Act regarding the acquisition of influence in public companies. In such a case the shareholders rights cannot be jogok nem gyakorolhatóak. A befolyást szerző a 33, illetve a 25 %-ot meghaladó mértékű szavazati jogot megtestesítő részvényeit köteles a szerzést vagy a Pénzügyi Szervezetek Állami Felügyelete ("Felügyelet") a Tpt-nek a nyilvánosan működő részvénytársaságban történő befolyásszerzésre vonatkozó szabályaitól eltérő befolyásszerzés következményeit megállapító határozatának meghozatalát követő hatvan napon belül elidegeníteni.

8.4 Nyilvános vételi ajánlat esetén:

(a) az ajánlattevőnek a befolyásszerzés lebonyolítására forgalmazót kell megbíznia;

(b) az ajánlattevőnek a Társaság jövőbeni működésére vonatkozóan a Tpt. szerinti működési tervet kell készítenie, illetve ha az ajánlattevő akár külföldi, akár belföldi gazdálkodó szervezet gazdasági tevékenységéről jelentést kell készítenie;

(c) a vételi ajánlatot a Felügyeletnek jóvá kell hagynia;

(d) a vételi ajánlat elfogadására nyitva álló határidő legalább harminc, legfeljebb negyvenöt nap lehet. Az elfogadó nyilatkozatok megtételére nyitva álló határidő kezdőnapja nem lehet korábbi időpont, mint a Felügyelet nyilvános vételi ajánlatot jóváhagyó határozatának közzétételére vonatkozó hirdetmény megjelenését követő második nap, és nem lehet későbbi időpont mint a közzétételt követő ötödik nap.

(e) A nyilvános vételi ajánlatot a Társaság valamennyi szavazati jogot megtestesítő részvényére, valamennyi szavazati joggal rendelkező részvényesének kell megtenni.

(f) az ajánlati kötöttség ideje alatt az ajánlatot elfogadó részvényesek kötelesek annál az Igazgatóság által kijelölt budapesti székhelyű hitelintézetnél vagy befektetési

exercised vis-a-vis the Company. The acquiror shall alienate those shares embodying voting rights in excess of 33% or 25%, respectively, of the voting rights of the Company within sixty days from the day of the acquisition or from the date of the resolution of the State Supervision of Financial Organisations ("SSFO") determining the consequences of the unlawful acquisition of influence in a public company.

8.4 In case of an acquisition of influence through compulsory public purchase offer

(a) the offeror must hire an investment enterprise to manage the implementation of the acquisition of influence;

(b) the offeror, in accordance with the regulations of the Capital Market Act, must prepare a plan for the Company's future operation and if the offeror is a foreign or a domestic business organization, it must prepare a report of its business activity;

(c) the public purchase offer has to be approved by the SSFO;

(d) the period for the acceptance of the public purchase offer shall be at least 30 and not more than 45 days. The first day of the acceptance period of the public purchase offer cannot be earlier than the second and cannot be later than the fifth day from the date of the publication of the announcement regarding the SSFO's approval of the public purchase offer;

(e) the public purchase offer shall be made for all of the shares representing voting rights and for all of the shareholders holding shares representing voting rights;

(f) during the acceptance period those shareholders who accept the offer shall deposit their shares with a credit institution or an investment company, hitelintézetnél vagy befektetési társaságnál részvényeiket letétbe helyezni, ahol majd a vételár kifizetése történik. Az ajánlattevő a vételár összegének, illetve fedezetének rendelkezésre állásáról a fenti hitelintézet vagy befektetési társaság által hivatalos banki igazolást köteles az Igazgatóság részére bemutatni.

respectively, to be designated by the Board of Directors in Budapest where the payment of the purchase price will take place. The offeror has to submit a certificate to be issued by the above credit institution or investment company to the Board of Directors confirming the availability of the purchase price or its coverage.

(g) A vételi ajánlatban az ajánlat tárgyát képező részvényeknek ellenértéke nem lehet kevesebb mint a részvényeknek a vételi ajánlat Felügyelet részére történő benyújtását megelőző száznyolcvan nap forgalommal súlyozott tőzsdei átlagára és az ajánlattevő, valamint a Tpt-ben meghatározott kapcsolt személyek által a vételi ajánlat benyújtását megelőző száznyolcvan napon belül a Társaság részvényeire ellenérték fejében kötött átruházási szerződés legmagasabb ára, vagy a vételi, visszavásárlási jog érvényesítése esetén a szerződés lehívási ára és díja együttes összege közül a magasabb összeg.

(g) The purchase price shall not be less than the highest of the following prices: (i) the weighted average price of the shares of the Company on the Budapest Stock Exchange during the one hundred eighty (180) days period immediately preceding the submission of the public offer to the SSFO; (ii) the highest price of share sale purchase agreements concluded by the offeror or the connected persons, as defined by the Capital Market Act, for the shares of the Company during the one hundred eighty (180) days period immediately preceding the submission of the public offer to the SSFO; and (iii) in the case of exercising an option or a repurchase right during the above period, the cumulated amount of the purchase price and the option fee.

(h) Az ajánlattevő megkeresésére a Társaság Igazgatósága jogosult, de nem köteles a Társaság működésére vonatkozó információt az ajánlattevő részére átadni. Az ilyen információt az ajánlattevő, az ajánlattevő meghatalmazottja, valamint a forgalmazó köteles az üzleti titokra, az értékpapírtitokra, valamint a bennfentes kereskedelem tilalmára vonatkozó szabályoknak megfelelően kezelni.

(h) Upon request of the offeror, the Board of Directors is entitled, but not obliged, to disclose information concerning the operation of the Company to the offeror. Such information shall be handled by the offeror, his proxy and the investment enterprise in compliance with the provisions on business secrets and securities related secrecy obligations and the prohibition of insider dealing.

(i) Az ajánlattevő valamennyi felajánlott részvényt köteles megvásárolni, kivéve, ha az elfogadó nyilatkozatok alapján az ajánlattevő, illetve a Tpt-ben meghatározott kapcsolt

(i) The offeror must purchase all the offered shares except if the offeror and the connected persons, as defined by the Capital Market Act, do not acquire influence in excess of személyek nem szereznek a Társaságban ötven százalékot meghaladó befolyást és a vételi ajánlat erre az esetre tartalmazta az elállás jogának fenntartását. Tilos a részvényesek között a vételi ajánlat elfogadására vonatkozó jogosultság gyakorlása során hátrányos megkülönböztetést tenni.

50% and the offeror stipulated the right of rescission for such a case. It is prohibited to discriminate among shareholders in relation to their exercising rights in the course of the acceptance of the purchase offer.

(j) Az ajánlattevő és az elfogadó nyilatkozatot tevő részvényes között a részvény-átruházási szerződés az elfogadó nyilatkozat megtételére nyitva álló határidő zárónapján jön létre, kivéve, ha az esetlegesen szükséges verseny-felügyeleti eljárás ezen a napon még nem zárult le. Ez utóbbi esetben a szerződés a verseny-felügyeleti engedély megadásának napján jön létre.

(j) The contract between the offeror and the shareholder submitting the declarations of acceptance shall come into existence on the last day of the period available for the submission of the declaration of acceptance, except if the necessary Competition Office proceeding has not yet completed on that day. In the latter case the contract comes into existence on the day of the granting of the Competition Office's approval.

(k) Az ajánlattevő az ellenérték teljesítésére a vételi ajánlat elfogadására nyitva álló határidő zárónapját - verseny-felügyeleti eljárás esetén a verseny-felügyeleti engedély megadásának napját - követő öt munkanapon belül köteles.

(k) The offeror shall pay the purchase price within five days of the last day of the acceptance period of the purchase offer. In the case of a Competition Office proceeding, this deadline shall commence on the day of the granting of the Competition Office approval.

8.5 Az Igazgatóság köteles a vételi ajánlatot véleményezni és azt a részvényesek számára a Tpt-ben meghatározott módon közzétenni. Az Igazgatóság jogosult a vételi ajánlat értékelésével a Társaság költségén független pénzügyi szakértőt megbízni. A szakértői értékelést az Igazgatóság a saját véleményével azonos módon teszi közzé.

8.5 The Board of Directors shall form an opinion on the purchase offer to the shareholders and publish it in accordance with the rules of the Capital Market Act. The Board of Directors is entitled to appoint an independent financial advisor, at the Company's costs, to evaluate the purchase offer. The report on the evaluation of such an expert must be published by the Board of Directors in the same way as the Board of Directors has published its own opinion on the purchase offer.

8.6 A Társaság alaptőkéjének pénzbeli hozzájárulás útján történő megemelése esetén a Társaság részvényesei - ezen belül első helyen a forgalomba hozott részvényekkel azonos részvénysorozatba tartozó részvénnyel rendelkező részvényesek -, majd az átváltoztatható, illetve a jegyzési jogot biztosító kötvények tulajdonosai - ebben a sorrendben - a Társaságban meglévő tulajdoni hányaduk arányában jogosultak új részvényeket szerezni mind az új

8.6. The shareholders of the Company – firstly the shareholders belonging to a share series identical to that one to be issued hereunder – then owners of convertible bonds and lastly the owners of bonds with subscription rights, in this order -, shall have the right to purchase a number of shares equal to their pro rata interest in the share capital of the Company in the event of a capital increase by cash contribution of the Company, whether such capital increase is a részvényeknek nyilvános forgalomba hozatalával történő kibocsátása során ("Jegyzési Elsőbbség"), mind pedig az új részvényeknek zártkörű forgalomba hozatalával történő kibocsátása esetén ("Részvételi Jog") (a Jegyzési Elsőbbség és a Részvételi Jog együtt "Elsőbbségi Jogok").

public offering (the "Preferential Rights") or a private placement (the "Participation Rights" and, together with the Preferential Rights, the "Priority Rights").

Az Elsőbbségi Jogok gyakorlására csak az a részvényes jogosult, aki az alább definiált Értesítés időpontjában, valamint az Elsőbbségi Jog gyakorlásakor is be van jegyezve a Részvénykönyvbe. A tulajdoni hányad arányában gyakorolható Elsőbbségi Jog mértéke az alább definiált Értesítés időpontjában a Társaság Részvénykönyvében a részvényes tulajdonaként megjelölt részvények össznévértékén alapszik.

Only shareholders of record in the Register of Shares at the time of Notice, as defined below, and at the time of exercise of Priority Rights, shall be entitled to exercise their Priority Rights. The determination of such shareholders' pro rata right shall be based on the total nominal value of shares owned by each shareholder as recorded in the Company's Register of Shares at the date of Notice, as defined below.

Új részvények zártkörű vagy nyilvános forgalomba hozatalával történő alaptőke-emelés esetén a részvényesek az alábbi eljárási rend alapján gyakorolhatják az Elsőbbségi Jogokat:

In connection with a capital increase effected by means of a private placement or a public offering, the exercise of the shareholders' Priority Rights shall be subject to the following procedural rules:

(a) Zártkörű alaptőke-emelés esetén az Igazgatóság köteles a Cégközlönyben történő közzététel útján legkésőbb a pénzbeli hozzájárulás útján történő alaptőke-emelés elhatározását követő 30 napon belül értesíteni a részvényeseket az alaptőke felemeléséről ("Részvételi Jogra vonatkozó Értesítés"). A Részvételi Jogra vonatkozó Értesítésben meg kell határozni (i) az alaptőke-emelés módját és nagyságát (így a jegyezhető részvények név- illetve kibocsátási értékét); és (ii) a Részvételi Jogok gyakorlásának – legalább 15 napos - határidejét (kezdő- és zárónapját) és feltételeit, ideértve az alább definiált részvényesi Nyilatkozat megtételének határidejét is.

(a) the Board of Directors shall notify shareholders of a capital increase effected by means of a private placement, through publication in the Company Gazette (in Hungarian: "Cégközlöny") within 30 days from the decision on capital increase by cash contribution of the Company, at the latest, (the "Participation Rights Notice"). The Participation Rights Notice shall specify: (i) the nature and the amount of the capital increase (including the nominal- and issue price of the shares to be subscribed); and (ii) the term of a minimum 15 days (including opening and closing dates) and conditions for the exercise of the shareholders' Participation Rights, including a specific term for the submission of the shareholders' Declaration of Intent, as defined below.

(b) Nyilvános alaptőke-emelés esetén az Igazgatóság köteles a Cégközlönyben történő közzététel útján legkésőbb a pénzbeli hozzájárulás útján történő alaptőke-emelés elhatározását követő 30 napon belül tájékoztatni a részvényeseket az alaptőke felemeléséről ("Jegyzési Elsőbbségre vonatkozó Értesítés") (a Jegyzési Elsőbbségre vonatkozó Értesítés a Részvételi Jogra vonatkozó Értesítéssel együtt: "Értesítés"). A Jegyzési Elsőbbségre vonatkozó Értesítésben meg kell határozni (i) az alaptőke-emelés módját és nagyságát

(b) the Board of Directors shall notify shareholders of the capital increase effected by means of a public offering, through publication in the Company Gazette (in Hungarian: "Cégközlöny") within 30 days from the decision on capital increase by cash contribution of the Company, at the latest, (the "Preferential Rights Notice" and, together with the Participation Rights Notice, the "Notice"). The Preferential Rights Notice shall specify: (i) the nature and the amount of the capital increase (including the nominal- and issue price of the shares to be subscribed); and (ii) the term of a minimum 15 days (including opening and closing (így a jegyezhető részvények név- illetve kibocsátási értékét); és (ii) az Elsőbbségi Jogok gyakorlásának – legalább 15 napos - határidejét (kezdő- és zárónapját) és feltételeit, ideértve az alább definiált részvényesi Nyilatkozat megtételének határidejét is.

dates) and conditions for the exercise of the shareholders' Priority Rights, including a specific term for the submission of the shareholders' Declaration of Intent, as defined below.

(c) A Társaság a részvényes vagy kötvénytulajdonos ez irányú, elektronikus levélben közölt kérése esetén, az Elsőbbségi Jog gyakorlásának feltételeiről elektronikus levélben is tájékoztatást ad.

(c) Upon the request of the shareholder of bond owner by email, the Company shall inform such person by email of the terms of exercise of the Priority Rights.

(d) Az Elsőbbségi Jogaikat gyakorolni kívánó részvényesek vagy kötvénytulajdonosok a vonatkozó Értesítésben meghatározott módon, határidőn belül írásban kötelesek nyilatkozni Elsőbbségi Joguk gyakorlására irányuló szándékukról ("Nyilatkozat").

(d) Shareholders or bond owners interested in exercising their Priority Rights shall declare in writing their intention to do so under the terms and within the deadline set forth in the applicable Notice ("Declaration of Intent").

(e) A Nyilatkozatnak tartalmaznia kell a lejegyezni vagy átvenni kívánt részvények fajtáját, osztályát, sorozatát, névértékét, darabszámát és kibocsátási értékét, valamint a részvényes vagy kötvénytulajdonos visszavonhatatlan kötelezettségvállalását a Nyilatkozatban meghatározott részvények jegyzésére vagy átvételére, illetve kibocsátási értéküknek a közgyűlési határozatban foglaltak szerinti megfizetésére.

(e) The Declaration of Intent shall include the type, class, series, nominal value, number and issue price of the shares to be subscribed, as well as the irrevocable undertaking of the shareholder or bond owner to subscribe such number of shares defined in the Declaration of Intent, and to pay the issue price of such shares as specified in the resolution of the shareholders' meeting.

(f) Amennyiben a részvényes a vonatkozó Értesítés által meghatározott határidőn belül nem nyújtja be Nyilatkozatát, akkor úgy kell tekinteni, hogy az adott alaptőke-emelés tekintetében Elsőbbségi Jogával nem kíván élni.

(f) Any shareholder not providing his Declaration of Intent within the deadline set forth in the applicable Notice shall be deemed to have waived his Priority Right in connection with the notified capital increase.

(g) A részvényes vagy a kötvénytulajdonos Elsőbbségi Joga – a jelen pontban meghatározott sorrendiségre figyelemmel - tulajdoni hányad arányában gyakorolható (a kötvénytulajdonos Elsőbbségi Jogát olyan arányban gyakorolhatja, amilyen arányban az átváltoztatható kötvénye átváltása illetve a jegyzési jogot biztosító kötvény esetén a jegyzési joga gyakorlása alapján a kötvénytulajdonost megillető részvények száma aránylik ahhoz a részvényszámhoz, amely valamennyi átváltoztatható és jegyzési jogot

(g) The Priority Rights of a shareholder or a bond owner - with respect to the subscription order specified above – may be exercised pro rata based on the number of shares owned by such shareholder or bond owner (a bond owner may exercise its Priority Right in proportion to the number of shares it received upon the conversion of the convertible bonds or, in the event of bonds with a subscription right, the exercise of such subscription right is in proportion to the number of shares that would be created as a result of the simultaneous exercise of the rights attached to all convertible bonds and bonds with a subscription right including biztosító kötvényhez kapcsolódó jog egyidejű gyakorlása esetén keletkezne, ideértve a már kibocsátott részvényeket is). Amennyiben az Elsőbbségi Jog gyakorlásánál az elosztás következtében töredék részvénytulajdon keletkezne, akkor a részvényeseknek jutó részvényszámot a legközelebbi egész részvényig lefelé kell kerekíteni azzal, hogy ha valamely részvényes a tulajdoni hányada alapján egynél kevesebb részvényre lenne jogosult, akkor ezen elosztás alapján nem kap részvényt. A kerekítés következtében fennmaradó részvények elosztása úgy történik, hogy a Társaság sorrendiség alapján érintett és Elsőbbségi Jogával élő azon részvényeseit, akik a lefele kerekítés miatt kevesebb részvényt kaptak, részvényeik össznévértéke alapján sorba rendezik oly módon, hogy a legkisebb részvénytulajdonnal rendelkező részvényesek kerülnek a sor elejére, míg a legnagyobb részvényesek kerülnek a sor végére, majd a részvényesek a sorrendnek megfelelően kapnak egy egész részvényt mindaddig, amíg az Elsőbbségi Jogukat gyakorló jogosultakat megillető újonnan kibocsátott részvények el nem fogynak.

bonds with a subscription right, including those shares which have already been issued). If the exercise of Priority Rights results in a situation where the distribution of the shares would result in a fractional number, the number of shares to be acquired by the shareholder shall be rounded down to the nearest whole number of shares providing that if any of the shareholders would be entitled to less than one share based on the number of shares it owns, then such shareholder shall not receive any share based on such distribution procedure). The remaining shares shall be divided so that those shareholders of the Company - being affected by the subscription order and having exercised their pre-emption rights - who received less shares due to the rounding procedure shall be ranked based on the total nominal value of their shares, so that the first in line will be such shareholder who owns the least shares in terms of value, while the bigger shareholders will be at the end of such line. The shareholders shall receive the shares – one by one, in this order – as long as the shares issued for subscription to the beneficiaries exercising their Priority Rights last.

8.7 A Társaság közgyűlése – az Igazgatóság írásbeli előterjesztése alapján háromnegyedes szavazattöbbséggel az Elsőbbségi Jogok gyakorlását kizárhatja. Az Elsőbbségi Jogok gyakorlásának kizárásra vonatkozó előterjesztést a közgyűlés az alaptőke felemelésére vonatkozó javaslattal együttesen köteles megtárgyalni (kivéve az Igazgatóság általi alaptőke-emelés esetén), de arról külön köteles határozatot hozni. Az Elsőbbségi Jogok gyakorlásának kizárására irányuló igazgatósági előterjesztés az alábbiakat tartalmazza:

(a) az alaptőke-emelés indokát;

(b) az alaptőke-emelés útján kibocsátott részvények tervezett név- és kibocsátási értékét;

(c) az Elsőbbségi Jogok gyakorlása kizárásának részletes indoklását, ideértve a kizárás következében a Társaságnál jelentkező előnyöket;

(d) zártkörben történő alaptőke-emelés esetén a részvények átvételére

8.7 The general meeting of the Company – upon the written proposal of the Board – may exclude the exercise of the Priority Rights with a voting majority set forth in 13.5. The general meeting shall discuss the proposal on the exclusion of the exercise of Priority Rights together with the proposal on the capital increase (except for the capital increase by the Board), but shall resolve on these issues separately. The proposal of the Board on the exclusion of the exercise of Priority Rights shall include the following:

(a) reason for the capital increase;

(b) proposed nominal- and issue values of the shares to be issued through the capital increase;

(c) detailed reasoning of exclusion of the exercise of the Priority Rights, including the advantages for the Company as a result of the exclusion;

(d) in the event of a private placement, the introduction of person(s) being jogosított személy(ek) bemutatását; és

(e) az alaptőke megemelését követően az alaptőke-emelést megelőző részvényesek szavazati arányának módosulását.

Az Igazgatóság a jelen pont szerinti előterjesztést köteles legkésőbb az Elsőbbségi Jogok gyakorlásának kizárásáról döntő közgyűlés napját megelőző 15 nappal a Társaság részvényesi számára hirdetményi úton közzétenni.

KÖZGYŰLÉS, SZAVAZATOK

9. Közgyűlés

A Társaság legfőbb szerve a közgyűlés, amely a részvényesek összességéből áll. Az alábbi döntések a közgyűlés kizárólagos hatáskörébe tartoznak:

(a) döntés - ha a társasági törvény eltérően nem rendelkezik - a jelen Alapszabály megállapításáról és módosításáról;

(b) döntés a Társaság működési formájának megváltoztatásáról;

(c) a Társaság átalakulásának és jogutód nélküli megszűnésének elhatározása;

(d) az Igazgatóság, a Felügyelő Bizottság tagjainak és a könyvvizsgálónak a megválasztása, visszahívása, valamint díjazásuk megállapítása;

(e) a számviteli törvény szerinti beszámoló elfogadása, ideértve az adózott eredmény felhasználására vonatkozó döntést is;

(f) döntés - ha a társasági törvény eltérően nem rendelkezik - osztalékelőleg fizetéséről;

(g) döntés a részvények típusának átalakításáról;

(h) *döntés nyomdai úton előállított* részvény dematerializált részvénnyé

the introduction of person(s) being authorised to take over the shares; and

(e) modification of voting rights, following the capital increase, of the shareholders existing before the capital increase.

The Board shall publish its proposal hereunder for the Company's shareholders a minimum of 15 days before the date of such general meeting deciding on the exclusion of the exercise of the Priority Rights.

GENERAL MEETING, VOTES

9. General Meeting

The General Meeting is the principal body of the Company, which comprises all the shareholders. The following activities shall fall within the exclusive authority of the General Meeting.

(a) decision on the establishment of and amendment to these Articles, unless otherwise provided by the Companies Act;

(b) decision on the change of the form of operation of the Company;

(c) decision on the transformation or termination of the Company without legal successor;

(d) electing and dismissing members of the Board of Directors, Supervisory Board and the auditor, and determining their remuneration;

(e) approval of the annual financial report prepared according to the Accounting Act, including a decision on the appropriation of after-tax profits;

(f) decision to pay interim dividends, unless otherwise provided by the Companies Act;

(g) decision on whether to alter the type of a share;

(h) decision to transform printed shares into dematerialized shares;

történő átalakításáról;

(i) az egyes részvény-sorozatokhoz fűződő jogok megváltoztatása, illetve az egyes részvényfajták, osztályok átalakítása;

(i) variation of the rights attached to a certain series of shares and the transformation of categories or classes of shares;

(j) döntés - ha a társasági törvény eltérően nem rendelkezik - átváltoztatható vagy jegyzési jogot biztosító kötvény kibocsátásáról;

(j) decision on the issue of convertible bonds or bonds with subscription rights, unless otherwise provided by the Companies Act;

(k) ha a társasági törvény eltérően nem rendelkezik, döntés a saját részvény megszerzéséről, továbbá a saját részvényre kapott nyilvános vételi ajánlat elfogadásáról;

(k) decision on the acquisition by the Company of its own shares, unless otherwise provided by the Companies Act and on the acceptance of a public offer to purchase the Company shares owned by the Company;

(l) döntés a Társaság részvényeinek bármely tőzsdéről, illetve jegyzési rendszerből történő kivezetésének kérelmezéséről, kivéve ha van olyan részvényes aki legalább 75 %-os szavazati joggal rendelkezik a kivezetni kívánt sorozat vonatkozásában, mert ebben az esetben ezen részvényes a teljes bizonyító erejű magánokiratba foglalt jognyilatkozatával maga is dönthet a részvények kivezetéséről;

(l) decision on delisting the shares of the Company from any stock exchange or any listing system, except if there is a shareholder who has at least 75 % of the voting rights in connection with the series that are subject to the proposed delisting, in which case such shareholder, in the form of a legal declaration set forth in a private instrument with full probative force, can also decide on the delisting of the shares;

(m) a vezetői részvény program jóváhagyása és módosítása (ide nem értve az ilyen program által az Igazgatóság jogaként fenntartott módosításokat);

(m) approving the Management Share Option Plan of the Company or amending same other than those amendments reserved for the Board of Directors in such Plan;

(n) döntés a Felügyelő Bizottság elfogadott ügyrendjének, illetve az ügyrend bármely módosításának jóváhagyásáról;

(n) approving the adopted or amended rules of procedure of the Supervisory Board following the approval by the Supervisory Board;

(o) döntés a jegyzési elsőbbségi jog gyakorlásának kizárásról; és

(o) decision on the exclusion of the exercise of Priority Rights; and

(p) döntés minden olyan kérdésben, amelyet a vonatkozó jogszabályok, illetve a jelen Alapszabály a közgyűlés kizárólagos hatáskörébe utal.

(p) deciding on all issues referred by the law or these Articles to the exclusive sphere of authority of the General Meeting.

10. Évi rendes közgyűlés

10. Annual General Meeting

Évi rendes közgyűlést minden évben egyszer kell tartani.

The Annual General Meeting (AGM) shall be held once a year.

kell tartani.

Az évi rendes közgyűlés napirendjén legalább a következőknek kell szerepelnie:

(a) a Társaság számviteli törvény szerinti beszámolójának és az adózott eredmény felhasználására vonatkozó igazgatósági javaslatnak az elfogadása;

(b) az Igazgatóság ügyvezetésről, a Társaság vagyoni helyzetéről és üzletpolitikájáról készített jelentésének elfogadása;

(c) a számviteli törvény szerinti beszámoló és az adózott eredmény felhasználásáról szóló felügyelő bizottsági és könyvvizsgálói jelentés elfogadása.

11. Rendkívüli közgyűlés

Rendkívüli közgyűlés hívandó össze az Igazgatóság, továbbá a társasági törvényben (az 1997. évi CXLIV. tv. és annak bármely módosítása, illetve a helyébe lépő jogszabályok) meghatározott esetekben a Felügyelő Bizottság vagy a Cégbíróság határozata, illetve a könyvvizsgáló kérése esetén, valamint a szavazatok 1/10-ed részét képviselő részvényes vagy részvényesek kérelmére, ha azt az ok és a cél írásbeli megjelölésével, részvényesi mivoltuk igazolása mellett kérik. Az Igazgatóság a közgyűlési hirdetményt az ilyen kérés kézhezvételétől számított 15 napon belül köteles közzétenni.

12. A közgyűlés összehívása

12.1 A közgyűlésre szóló meghívót a Társaság hirdetményeire meghatározott módon, a tervezett közgyűlést megelőzően legalább 30 nappal az Igazgatóság, illetve a 11. pont vonatkozó rendelkezéseivel összhangban megjelölt más jogosult nyilvánosan közzéteszi a 31. pontban foglaltak szerinti módon.

12.2 Minden közgyűlési hirdetményben meg kell jelölni a Társaság cégnevét és székhelyét, a közgyűlés helyét, napját és időpontját, a közgyűlés napirendjét, valamint a szavazati jog gyakorlásának Alapszabályban előírt

The following must be on the agenda of the AGM as a minimum:

(a) approval of the annual financial report prepared in accordance with the Accounting Act and the proposal of the Board of Directors on the appropriation of after-tax profits;

(b) approval of the report of the Board of Directors on the day-to-day management, financial status and business policy of the Company;

(c) approval of the report of the Supervisory Board and the Auditor's report on the annual financial report prepared in accordance with the Accounting Act and the appropriation of after-tax profits;

11. Extraordinary General Meeting

An Extraordinary General Meeting (EGM) shall be convened upon the resolution of the Board of Directors and the Supervisory Board, or the Court of Registration, or upon the request of the Auditor in the cases specified by the Companies Act (Act CXLIV of 1997 including any amendments or replacement thereto), and if requested by a shareholder or shareholders representing at least one-tenth of the votes if they indicate the reason and objective of the meeting and certify their shareholder status. The Board of Directors shall publish the notice for the EGM within 15 days from the receipt of such request.

12. Notice of the General Meeting

12.1 The notice for the General Meeting shall be publicly announced by the Board of Directors or other authorized persons or bodies indicated in Section 11 above in accordance with Section 31, but at least thirty days prior to the date of the proposed General Meeting.

12.2 The published notice for the General Meeting shall contain the name and registered office of the Company, the venue, date and time of the General Meeting, the agenda of the General Meeting, the conditions of exercising voting rights as feltételeit, továbbá a határozatképtelenség miatt megismétlendő közgyűlés helyét és idejét. Évi rendes közgyűlés esetében a közgyűlési meghívóban vagy legkésőbb az éves közgyűlés napját legalább 15 nappal megelőző külön hirdetményben kell közzétenni a Társaság számviteli törvény szerinti beszámolójának és az Igazgatóság, valamint a Felügyelő Bizottság jelentésének lényeges adatait. Amennyiben a közgyűlés napirendjén alaptőke-emelés szerepel, a következő adatokat is fel kell tüntetni a hirdetményben: az alaptőke-emelés módját, tervezett legkisebb összegét, a kapcsolódó Alapszabály módosítás tervezetét, a kibocsátandó új részvények számát, sorozatát, a sorozatba tartozó részvények fajtájához, illetve részvényosztályához kapcsolódó jogokat, a részvények előállításának módját, névértékét, illetve kibocsátási értékét és befizetésének feltételeit.

12.3 A közzétett napirenden nem szereplő ügyben a közgyűlés csak akkor hozhat döntést, ha valamennyi részvényes jelen van és az új napirendi pont felvételéhez egyhangúlag hozzájárulnak.

12.4 Amennyiben a magyar jog a közgyűlés valamely határozatához a részvényesek vagy valamely részvényesi csoport előzetes hozzájárulását írja elő, ezen hozzájárulásra vagy a hozzájárulás megtagadására vonatkozó nyilatkozatokat a következőképpen kell megtenni: az érintett részvényesek a Társaság Igazgatóságának az adott közgyűlés napja előtt legalább 15 nappal a részvényeseknek kézbesített felhívására nyilatkozhatnak. A nyilatkozatot a felhíváshoz csatolt szavazólapon, közokirati vagy teljes bizonyító erejű magánokirati formában, írásban tehetik meg. A nyilatkozat leadási határideje a közgyűlés megkezdésének időpontja. A nyilatkozatot a Társaság székhelyére, az Igazgatóságnak címezve kell postán megküldeni vagy a közgyűlés helyszínén az Igazgatóság elnökének vagy a vezérigazgatónak a közgyűlés megkezdése előtt átadni. Azon részvényesek hozzájárulását, melyektől az erre rendelkezésre álló határidőn belül nyilatkozat nem érkezik, megadottnak kell tekinteni.

specified in the Articles of Association, and the venue and date of a second General Meeting in case the General Meeting has no quorum. The published notice for the Annual General Meeting shall contain the substantial information of the annual financial report prepared in accordance with the Accounting Act and the reports of the Board of Directors and the Supervisory Board shall be published either in the invitation for the Annual General Meeting, or in a separate publication to be published at least 15 days before the date of the Annual General Meeting. Should a capital increase be on the agenda of the General Meeting, the following shall be also indicated in the published notice for the General Meeting and the relevant public announcement: the method of the registered capital increase, the minimum amount of the increase, the draft amendment to the Articles of Association related to the capital increase, the number and series of the new shares to be issued, the rights attached to the new shares, the method of issue, the nominal value and/or issue price of the shares, as well as the conditions of payment.

12.3 The General Meeting can only adopt resolutions regarding items that do not appear on the announced agenda if all shareholders are present at the General Meeting and unanimously assent to include that item on the agenda of the meeting.

12.4 In the event that Hungarian law requires the preliminary approval of the shareholders or of a group of shareholders to a resolution of the General Meeting, the statements concerning the granting or the refusal of such approval shall be made in the following manner: the affected shareholders are entitled to make a statement on the appeal of the Board of Directors of the Company delivered at least 15 days before the day of the given General Meeting to the shareholders together with the request to vote. They can make a statement in writing on a voting sheet attached to the request letter in the form of a notary document or a private document with full probative force. The deadline for filing the statements is the time of starting of the General Meeting. The statements shall be sent by post to the registered seat of the Company, addressed to the Board of Directors or they shall be handed over to the chairman of the Board of Directors or the Chief Executive Officer at the place of the General Meeting before its start. The approval is deemed to be given by those shareholders who do not respond by the deadline specified for such response.

13. Határozatképesség, szavazás a közgyűlésen

13.1 A közgyűlés határozatképes, ha azon a szavazásra jogosító részvények több mint felét képviselő részvényes személyesen, vagy meghatalmazott képviselője útján jelen van. Az ilyen képviseletre szóló meghatalmazást közokiratba vagy teljes bizonyító erejű magánokiratba kell foglalni és azt a közgyűlési meghívóban megjelölt helyen és időben, de legkésőbb a közgyűlés kezdetekor a jegyzőkönyvvezetőnek át kell adni.

13.2 Amennyiben a közgyűlés a kitűzött időpontot követően 30 perccel sem határozatképes, úgy az azonos napirenddel tartandó megismételt közgyűlést az eredeti közgyűlési hirdetményben megjelölt határidőn belül, az ott megjelölt időpontban és helyszínen kell megtartani.

A határozatképtelenség miatt megismételt közgyűlés az eredeti napirenden szereplő ügyekben dönthet és határozatképes függetlenül az ilyen megismételt közgyűlésen képviselt alaptőke arányától.

13.3 A közgyűlésen való részvételre és szavazásra az a részvényes jogosult, akinek neve a közgyűlést megelőző tulajdonosi megfeleltetés fordulónapján a Részvénykönyvben szerepel, és a szavazati jogot biztosító részvény a birtokában van, illetve rendelkezik a 7.4 pontban meghatározott letéti igazolással vagy értékpapír-számla kivonattal. A Részvénykönyv adatai alapján a Társaság Igazgatósága a közgyűlés helyszínén biztosítja a részvényenkénti szavazás lebonyolíthatóságát.

13.4 A közgyűlés nyílt szavazással szavaz. A szavazás vagy az előre kiosztott szavazójegyek leadásával, vagy elektronikus úton történhet. A közgyűlés szavazatszámláló bizottságot választ, melynek tagjaira a közgyűlés elnöke tesz javaslatot. A szavazatszámláló bizottság tagjai aláírásukkal hitelesítik a szavazások eredményét, amelyeket csatolni kell a közgyűlési jegyzőkönyvhöz.

13.5 A közgyűlés határozatait a 9. (a), (b), (c), (i), (l), (m) és (o) pontokban felsorolt ügyekben a

13. Quorum, Voting

13.1 A General Meeting shall have a quorum if the attending shareholders or their authorized representatives represent more than half of the share capital which carries with it a right to vote. Proxies for the General Meeting must be in form of a legal document or in a fully verifiable private deed and must be submitted to the keeper of the minutes at the place and time as indicated in the notice for the General Meeting, but not later than at the beginning of the General Meeting.

13.2 Where the General Meeting does not have a quorum 30 minutes after the announced time of the meeting, a second General Meeting shall be convened and held on the date and venue set forth in the announcement of the original General Meeting.

Such second General Meeting shall have a quorum to discuss and decide on the same agenda regardless of the amount of share capital represented at such second meeting.

13.3 Those shareholders whose names are listed in the Register of Shares on the turning day of process for verifying the shareholders and their holdings that is taken place before the General Meeting, and possess the shares representing the voting rights, or possess the appropriate securities account extract or certificate of deposit, as determined in section 7.4 shall have the right to attend the General Meeting and to vote. Based on data of the Register of Shares, the Board of Directors shall provide appropriate means of voting per share for the shareholders.

13.4 The General Meeting shall vote openly. The votes shall be cast on previously distributed voting ballots or through electronic means. A committee shall be elected based on the proposal by the chairman of the General Meeting to count the votes. The members of the committee counting the votes shall verify the results of each vote by countersigning such results, which must be attached to the minutes of the General Meeting.

13.5 The General Meeting shall adopt resolutions by at least a three-quarters majority of votes cast regarding items listed under Sections leadott szavazatok legalább háromnegyedes többségével, más ügyekben pedig a leadott szavazatok egyszerű többségével hozza meg. A részvényeknek a BÉT-ről történő kivezetését eredményező döntést (9. (m) pont), beleértve azon döntést, amely az értékpapír-sorozat szankcióként való törléséhez vezet, csak akkor hagyhatja jóvá a közgyűlés, ha a BÉT Bevezetési és Forgalombantartási Szabályzatának rendelkezései szerinti tőzsdei ajánlat került megtételre, vagy előzetes kötelezettségvállalás történt tőzsdei ajánlat megtételére, feltéve, hogy a BÉT Bevezetési és Forgalombantartási Szabályzata a tőzsdei ajánlat megtételét a tőzsdei értékpapír listáról való törlés feltételéül szabja. Ha van olyan részvényes, aki a kivezetni kívánt sorozat vonatkozásában legalább 75 %-os szavazati joggal rendelkezik, a teljes bizonyító erejű magánokiratba foglalt jognyilatkozatával maga is dönthet a részvények kivezetéséről. A tartózkodás nem minősül leadott szavazatnak és a határozatképességet nem befolyásolja.

13.6 A fenti 13.5 pontban felsorolt rendelkezések közül azok módosításához, amelyek háromnegyedes minősített többségnél magasabb arányú közgyűlési jóváhagyást írnak elő, ugyanilyen magas arányú közgyűlési határozat szükséges.

13.7 Egy részvény egy szavazatra jogosít. Az ideiglenes részvények után járó szavazati jogosultság arányos az ideiglenes részvény tulajdonosa által a részvényért a Társaság részére befizetett összeggel.

13.8 A közgyűlésről jegyzőkönyvet kell vezetni a társasági törvény rendelkezéseivel összhangban.

14. A Közgyűlés elnöke

14.1 A közgyűlés elnöke az igazgatóság elnöke, távollétében pedig az a személy, akit a közgyűlésen jelenlévők közül a közgyűlés egyszerű szótöbbséggel elnöknek megválaszt. Ez utóbbi eljárás irányadó a szavazatszámlálók és jegyzőkönyv hitelesítők választására is, azzal, hogy a közgyűlési jegyzőkönyv hitelesítője csak részvényes, illetve annak meghatalmazottja lehet.

14.2 A közgyűlés elnöke kijelöli a jegyzőkönyvvezetőt, elnököl a tanácskozáson a napirend alapján, megadja és megvonja a szót, elrendeli a szavazást és ismerteti annak

9(a), (b), (c), (i), (l), (m) and (o) while on other matters it shall adopt resolutions by simple majority of votes cast. The General Meeting may only approve any resolution which may result in the de-listing of the shares of the Company from the BSE (Section 9 (m)) –including any de-listing of the series of shares as a sanction- if a delisting offer was made under the BSE Listing Rules, or a de-listing offer was undertaken, provided that the BSE Listing Rules require to make such an offer for the de-listing of the shares. If there is a shareholder who has at least 75 % of the voting rights in connection with the series that are subject to the proposed delisting, such shareholder, in the form of a legal declaration set forth in a private instrument with full probative force, can also decide on the delisting of the shares. Abstention shall not be considered as a vote cast and shall not affect the quorum.

13.6 The General Meeting shall only adopt a resolution to amend the provisions contained in Section 13.5 above which require more than a three quarter qualified majority of votes cast by the same percentage of the votes cast.

13.7 One share entitles the holder to one vote. In case of interim share certificates the voting right of holders of interim shares will be proportional to the percentage which is paid up by the holders.

13.8 Minutes of the General Meeting shall be kept, according to provisions of the Companies Act.

14. Chairman of the General Meeting

14.1 The Chairman of the General Meeting is the Chairman of the Board of Directors. In his/her absence, the Chairman of the General Meeting is elected from among the persons present at the General Meeting by simple majority of the votes cast. The same applies to election of persons counting the votes and persons authenticating the minutes, except that only a shareholder or its proxy may be appointed to authenticate the minutes of the meeting.

14.2 The Chairman of the General Meeting appoints the keeper of the minutes, presides over the meeting on the basis of the agenda, invites for speaking or refuses the shareholder's request for speaking, orders eredményét, kihirdeti a közgyűlés határozatait.

IGAZGATÓSÁG

15. Igazgatóság tagjai

15.1 Az Igazgatóság 3-7 tagból áll. Az Igazgatóság tagjai közül legalább egy tagot független igazgatósági tagnak ("Független Igazgató") kell megválasztani azzal, hogy a Független Igazgató meg kell, hogy feleljen az alábbi 15.2 pontban foglalt feltételeknek. Az Igazgatóság tagjait a közgyűlés választja meg legfeljebb három (3) éves időtartamra. Valamennyi igazgatósági tagságra jelölt személy köteles legkésőbb a jelölése elfogadásakor írásban vagy a közgyűlési jegyzőkönyvben nyilatkozni arról, hogy az alábbi szabályok szerint függetlennek minősül-e.

Az Igazgatóság tagjai megbízatásuk lejárta után újraválaszthatók.

15.2 Az Igazgatóság tagja akkor minősül Független Igazgatónak, ha (i) nem alkalmazottja (ideértve a munkaviszonyt és a tartós megbízási jogviszonyt is) a Társaságnak vagy Leányvállalatának (a Leányvállalat fogalmát a számvitelről szóló 2000. évi C. törvény 3.§ (2) bekezdés 2. pontjában meghatározott fogalmat kell érteni); és/vagy (ii) nem közeli hozzátartozója ezen személynek.

15.3 Az Igazgatóság saját tagjai közül egyszerű többséggel választja meg elnökét.

16. Az Igazgatóság Ügyrendje

16.1 Az Igazgatóság maga állapítja meg szervezeti és működési rendjét ("Ügyrend") a jelen Alapszabály keretei között. Az Igazgatóság akkor határozatképes, ha az igazgatósági tagok többsége jelen van az ülésen vagy az egyéb módon történő döntéshozatalnál azzal, hogy abban az esetben, ha az Igazgatóság olyan kérdéseket tárgyal, amelyek a 16.4 pontban foglaltak szerint a Független Igazgató hozzájárulását igénylik, az Igazgatóság akkor is határozatképes, ha a Független Igazgatót az ülésről vagy a jelen 16. pontban meghatározott más döntéshozatalról az Igazgatóság részére a Független Igazgató által megadott címen, telefon- és telefax

voting, presents the outcome of voting and announces resolutions of the General Meeting.

BOARD OF DIRECTORS

15. Members of the Board of Directors

15.1 The Board of Directors shall consist of 3 to 7 members, at least one of whom shall be designated as independent director ("Independent Director"), who shall qualify as such under Section 15.2 below. Members of the Board of Directors are elected by the General Meeting for a term not to exceed three (3) years. Each person nominated to be a member of the Board of Directors shall declare, by the acceptance of his/her nomination, at the latest, in writing or in a form recorded in the minutes of the general meeting that he/she is qualified as independent under the rules set forth below.

Members of the Board of Directors may be re-elected following expiry of their term.

15.2 A member of the Board of Directors shall be qualified as an Independent Director if he/she is not (i) an employee (including employment and permanent mandate relationships) of the Company or any Subsidiary of the Company (Subsidiary is defined in Section 3(2) point 2 of Act C of 2000 on Accounting); and/or (ii) a close relative of any such person.

15.3 The Board of Directors shall elect its Chairman from among its members by simple majority of the members of the Board of Directors.

16. Rules of the Board of Directors

16.1 The Board of Directors shall establish its own rules of procedure ("Rules of Procedure") in accordance with the provisions of these Articles. The Board of Directors shall have a quorum if the majority of the members of the Board of Directors is present. In the event the Board of Directors is to discuss matters which are subject to the affirmative vote of the Independent Director as set out in Section 16.4 below, the Board of Directors shall also have a quorum if the Independent Director was properly notified of the meeting or other method of discussing the subject matter (as described in this Section 16) at an address, telephone and telefax number provided by the Independent számon megfelelően értesítették az Ügyrendben foglalt szabályokkal összhangban, de a Független Igazgató bármely okból a szabályszerű meghívás ellenére az ülésen illetve az egyéb döntéshozatalban nem vett részt.

Az Ügyrendnek tartalmaznia kell, hogy az Igazgatóság döntéséhez szükséges dokumentumokat az Igazgatóság minden egyes tagjának három (3) munkanappal az Igazgatóság ülése előtt meg kell küldeni, kivéve, ha az Igazgatóság adott tagjával másként állapodnak meg.

16.2 Az Igazgatóság ülését az Igazgatóság elnöke vagy bármely két tagja hívhatja össze. Az erre vonatkozó értesítést az ülés napirendjével együtt nyolc (8) nappal az ülés időpontját megelőzően kell az érintettekhez eljuttatni, hacsak az Ügyrend másképp nem rendelkezik. Az Igazgatóság az Igazgatóság elnökének vagy bármely két tagjának kezdeményezésére jogosult írásban, ülés tartása nélkül is határozatot hozni. Az Igazgatóság telefonon is megtárgyalhat kérdéseket és hozhat határozatokat az Ügyrendben foglaltakkal összhangban. A 16.1 pontban foglalt, a határozatképességre vonatkozó rendelkezéseket az ilyen alternatív döntéshozatali mechanizmusok esetén is alkalmazni kell, egyébként az ez esetben követendő eljárási rendet az Ügyrend tartalmazza. Igazgatósági ülést negyedévente legalább egyszer kell tartani.

16.3 Az Igazgatóság elnöke összehívja és vezeti az Igazgatóság ülését, kijelöli az Igazgatósági ülésről készítendő jegyzőkönyv vezetőjét, elrendeli a szavazást és megállapítja annak eredményét és ellátja az Ügyrendben foglalt egyéb feladatokat.

16.4 Az Igazgatóság határozatait egyszerű szótöbbséggel hozza. Legalább egy Független Igazgató hozzájáruló szavazata szükséges (i) az alábbiakban meghatározott társult ügyletek jóváhagyásához, és (ii) a jelen Alapszabály Független Igazgatóra vonatkozó rendelkezéseinek módosítására vonatkozó Igazgatósági javaslattételhez, kivéve, ha a Független Igazgató megfelelően értesítve

Director to the Board of Directors in accordance with the Rules of Procedure, but the Independent Director was not participating, for whatever reason and notwithstanding his/her being properly notified, at the meeting and did not participate in any other method of discussion of the subject matter.

The Rules of Procedure must stipulate that the documents necessary for the decision of the Board of Directors must be sent to each member of the Board of Directors at least three (3) business days prior to the meeting of the Board of Directors, unless an agreement to the contrary is reached with a particular member of the Board of Directors.

16.2 The Chairman or any two members of the Board of Directors shall be entitled to convene a meeting of the Board of Directors. The relevant announcement and the agenda must reach those concerned at least eight (8) days prior to the proposed date of meeting, unless the Rules of Procedure provide otherwise. The Board of Directors is entitled to adopt a written resolution upon the proposal of the Chairman or any other two members of the Board of Directors in writing without the necessity to convene a meeting. The Board of Directors may also discuss matters and bring a decision over the telephone in accordance with its rules of procedure. The provisions regarding the quorum of the Board of Directors as set out in Section 16.1 shall also apply to any such alternative decision making procedure and the detailed rules of this procedure shall be regulated by the Rules of Procedure. Meeting of the Board of Directors shall be held at minimum once every three months.

16.3 The Chairman of the Board of Directors shall convene and chair the meetings of the Board of Directors, assign the person who keeps minutes of the meeting, order voting, announce the results and perform all other duties prescribed by the rules of procedure of the Board of Directors.

16.4 The Board of Directors shall adopt resolutions by simple majority. The affirmative vote of at least one Independent Director is required (i) to approve related party transactions as defined below, and (ii) for any recommendation to the General Meeting regarding the modification of the provisions of these Articles relating to the Independent Director, except if the Independent Director was properly notified in volt(ak) a 16.1 pontban foglaltakkal összhangban, de a döntéshozatalban bármely okból, a szabályszerű meghívás ellenére a Független Igazgató nem vett részt. Szavazategyenlőség esetén az elnök szavazata dönt.

accordance with Section 16.1, but the Independent Director did not participate in the decision making process for whatever reasons and notwithstanding his/her being properly notified. In case of a tie vote, the vote of the Chairman shall decide.

Amennyiben az Igazgatóság tagja személyesen vagy egy vállalkozáson vagy befektetésen keresztül, közvetve vagy közvetlenül érdekelt vagy feltehetően elfogult egy üggyel kapcsolatban, az a tag az adott üggyel kapcsolatban nem szavazhat.

If a member of the Board of Directors is personally or directly or indirectly through a business or investment, is interested, or foreseeable biased in the outcome of a matter he/she shall not be entitled to vote in connection with that matter.

A jelen Alapszabályban a "társult ügylet" a (i) Társaság és a Társaság alábbiakban meghatározott jelentős részvényese, vagy (ii) a Társaság és valamely jelentős részvényes viszonylatában Társult Személynek minősülő személy között kötendő ügyleteket jelenti. A jelen Alapszabályban "jelentős részvényes" olyan személyt jelent, aki a Társaságban 10%-os mértéket meghaladó befolyással rendelkezik.

For the purpose of these Articles a "related party transaction" means a transaction (i) between the Company and any significant shareholder of the Company (as defined below); or (ii) between the Company and any Associated Person in relation to a significant shareholder of the Company. For the purposes of these Articles, a "significant shareholder" means a person who has an influence in the Company exceeding 10%.

Az Igazgatóság köteles biztosítani, hogy a Társaság és annak bármely részvényese, illetve a Társaság és annak, illetve részvényeseinek Társult Személyei között kötendő ügyletek tisztességes piaci alapon kialkudott feltételeket tartalmazzanak és ezen az alapon kerüljenek teljesítésre is.

The Board of Directors shall make sure that any transaction to be entered into between the Company and any of its shareholders or between the Company and its or its shareholders' Associated Persons contains arms length conditions and is performed on such basis.

16.5 A jelen Alapszabály szempontjából "Társult Személynek" minősül a magánszemély esetén annak a Polgári Törvénykönyv 685. § b) pontjában meghatározott közeli hozzátartozója vagy bármely más személy vagy személyek, akik valamely (írásos vagy szóbeli) megállapodás alapján aktívan együttműködnek az adott magánszeméllyel a Társaságban meglévő részvénytulajdonukon keresztül vagy ilyen megszerzésével annak érdekében, hogy a Társaság irányítása felett ellenőrzési jogot szerezzenek vagy azt ilyen módon konszolidálják.

16.5. For the purposes of these Articles "Associated Person" means, in case of an individual, the close relatives of the individual, as defined in Section 685 b of the Civil Code or any person or persons who, pursuant to an agreement or understanding (whether formal or informal) actively cooperate with the individual through the holding or acquisition by any of them of shares in the Company to obtain or consolidate control of the Company.

A jelen Alapszabály szempontjából szervezet (ideértve bármely jogi személy vagy gazdasági társaság, ideértve a jogi személyiség nélküli gazdasági társaságokat is; a továbbiakban: "társaság") esetében Társult Személynek minősül az a személy vagy társaság,

For the purposes of these Articles "Associated Person" means in case of a body corporate (including any legal person, entity or a company without legal personality; hereinafter: "entity") such person or entity,

(i) amely a társasági adóról és osztalékadóról szóló 1996. évi LXXXI. törvény 4. § 23. pontja szerint kapcsolt vállalkozásnak

(i) who/which is deemed to be a related enterprise pursuant to section 4 (23) of Act LXXXI of 1996 on corporate and dividend taxes; or minősül; vagy

(ii) amely vezető tisztségviselője annak a társaságnak, amely a fenti 16.5 (i) pont alapján Társult Személynek minősül; vagy

(iii) amely valamely (írásos vagy szóbeli) megállapodás alapján aktívan együttműködik az adott társasággal a Társaságban meglévő részvénytulajdonán keresztül vagy ilyen megszerzésével annak érdekében, hogy a Társaság irányítása felett ellenőrzési jogot szerezzen vagy azt ilyen módon konszolidálja.

(ii) who is the senior officer of such entity which qualifies as an Associated Person pursuant to section 16 (5) (i) above; or

(iii) who/which, pursuant to an agreement or understanding (whether formal or informal), actively co-operates with the body corporate through the holding or acquisition by any of them of shares in the Company to obtain or consolidate, control of the Company.

16.6 A Független Igazgató a szavazatok 1/10-ét képviselő részvényesek írásbeli kérelmére, a kérés kézhezvételétől számított 15 napon belül köteles a Társaság szervezetével vagy működésével kapcsolatos bármely ügyet megvizsgálni. A Független Igazgató jogosult a saját kezdeményezésére is ilyen vizsgálatot lefolytatni. A Független Igazgató ezen felhatalmazása keretében jogosult a Társaság könyveit megvizsgálni és az Igazgatóság, a Felügyelő Bizottság tagjaival és a könyvvizsgálóval, valamint a Társaság bármely alkalmazottjával megbeszéléseket folytatni. Az Igazgatóság tagjai kötelesek minden segítséget megadni a Független Igazgató részére ezen eljárása lefolytatásához. A vizsgálat eredményét jelentés formájában az Igazgatóság elé kell terjeszteni. Az Igazgatóság a jelentés kézhezvételétől számított harminc (30) napon belül határoz a jelentésről. A jelentés csak azon része hozható a Társaság részvényeseinek tudomására, amelyet az Igazgatóság nem minősít üzleti titoknak.

A Független Igazgató jogosult a közgyűlésen beszámolni bármely olyan kérdésben, ami megítélése szerint a részvényesek tájékoztatása szempontjából szükséges, kivéve, amelyet az Igazgatóság üzleti titoknak minősített.

16.6 The Independent Director, within 15 days from the date it receives the written request, shall examine any corporate or business issue if shareholders representing at least one-tenth of the votes of the Company so request. The Independent Director shall have the right to conduct such examination at his or her initiative at any time. Within this authorization, the Independent Director shall have the right to investigate the records of the Company and prepare interviews with members of the Board of Directors, the Supervisory Board and the Auditor and any employee of the Company and the members of the Board of Directors shall use their best efforts in giving their support to the Independent Director in this procedure. The results of the investigation shall be submitted in the form of a report to the Board of Directors. The Board of Directors shall make a decision or statement whichever is appropriate about the submitted report within thirty (30) days from the date it receives the report. Only such part of the report may be disclosed to the Company's shareholders, which is not qualified as a business secret by the Board of Directors.

The Independent Director shall be entitled to report to the General Meeting on any matters, which he or she considers should be brought to the attention of shareholders, except if such matter is qualified as a business secret by the Board of Directors.

16.7 A Társaság vezérigazgatójának kinevezéséről és visszahívásáról az Igazgatóság dönt. A vezérigazgató az Igazgatóságtól kapott felhatalmazás alapján jogosult a Társaság dolgozói felett a munkáltatói jogok gyakorlására, mely jogát a Társaság

16.7 The Board of Directors shall decide on the appointment and dismissal of the Chief Executive Officer of the Company and shall exercise the employer's rights over the Chief Executive Officer. The Chief Executive Officer shall have the right to exercise the employer's rights based on the authorization

Szervezeti és Működési Szabályzatában foglalt keretek között és feltételekkel a Társaság egyes alkalmazottaira átruházhatja.

17. Az Igazgatóság hatásköre és feladatai

17.1 Az Igazgatóság hatásköre és feladatai a következők:

(a) a jelen Alapszabály 9. pontjában felsorolt, a közgyűlés kizárólagos hatáskörébe tartozó ügyekre vonatkozó javaslatok elkészítése és közgyűlés elé terjesztése;

(b) a Cégbírósághoz intézendő bejelentések megtétele;

(c) a Társaság Szervezeti és Működési Szabályzatának elfogadása;

(d) gondoskodás a Társaság üzleti könyveinek vezetéséről;

(e) döntés és intézkedés mindazon a kérdésekben, amelyek nem tartoznak a közgyűlés kizárólagos hatáskörébe;

(f) döntés a Társaság éves és középtávú konszolidált terveiről;

(g) a Társaság és a csoport (azaz a Társaság és a konszolidálásba bevont vállalkozások) vezérigazgatójának, az operációs vezérigazgató-helyettesének és a pénzügyi vezérigazgató-helyettesének a kinevezése, visszahívása továbbá hatáskörének és bérezésének meghatározása;

(h) a Társaság dolgozói cégjegyzési jogosultságának meghatározása a jelen Alapszabály 22. pontjával összhangban;

(i) döntés az új részvényesek Részvénykönyvbe történő bejegyzéséről;

of the Board of Directors, which right may be transferred to certain other employees of the Company subject to the restrictions and in accordance with the provisions of the Organizational and Operational Rules of the Company.

17. Powers and duties of the Board of Directors

17.1 The Board of Directors shall have the following powers and duties:

(a) making proposals concerning issues falling within the exclusive scope of authority of the General Meeting according to Section 9 of these Articles, and presenting them to the General Meeting;

(b) submission of documents and reports to the Court of Registration;

(c) adoption of the Organizational and Operational Rules of the Company;

(d) keeping of financial records of the Company;

(e) decision on any issue and carrying out any duties not falling within the exclusive competence of the General Meeting;

(f) decision on the Company's consolidated annual and medium-term plan;

(g) appointment and dismissal as well as determination of the authority and remuneration of the Chief Executive Officer, the Chief Operational Officer and the Chief Financial Officer of the Company and of the group (i.e. the Company and undertakings included in the consolidation);

(h) authorization of employees of the Company to sign on behalf of the Company in accordance with Section 22 of these Articles;

(i) decision on registration of new shareholders in the Register of Shares;

(j) obliged and entitled, in accordance

(j) a jelen Alapszabály 8.5 pontja szerint jogosult és köteles a nyilvános vételi ajánlatot véleményezni;

(k) a vezetői részvény programmal összhangban a jogosult személy részére jogosultság felajánlása részvények jegyzésére;

(l) döntés alaptőke emelésről a 17.2 pontban foglaltakkal összhangban;

(m) döntés (a Felügyelő Bizottság előzetes jóváhagyásával) közbensö mérleg elfogadásáról visszaváltható részvényhez kapcsolódó jogok gyakorlásával, saját részvény megszerzésével, osztalékelőleg fizetésével vagy az alaptőkének alaptőkén felüli vagyon terhére történő felemelésével kapcsolatosan;

(n) döntés osztalékelőleg fizetéséről;

(o) a 16.4 pontban meghatározott társult ügyletek jóváhagyása (amennyiben az adott ügylethez a társasági törvény alapján a közgyűlés vagy a Felügyelő Bizottság jóváhagyása szükséges, akkor azt a jóváhagyást is be kell szerezni);

(p) negyedévente a Felügyelő Bizottság, évente pedig a közgyűlés részére jelentés készítése az ügyvezetésről, a Társaság vagyoni helyzetéről és üzletpolitikájáról;

(q) a jelen Alapszabály egyéb rendelkezéseiben és a vonatkozó jogszabályokban meghatározott egyéb kötelezettségek teljesítése és jogok gyakorlása;

(r) a Társaság üzleti évének meghatározása;

(s) a Társaság kizárólagos tulajdonában lévő leányvállalatok fölötti tulajdonosi jogok gyakorlása; és

with Section 8.5, to give its opinion on the public purchase offer;

(k) offering to eligible persons the option to acquire shares in accordance with the Management Share Option Plan of the Company;

(l) decision concerning share capital increase in accordance with Section 17.2 below;

(m) decision on (with the preliminary approval of the Supervisory Board) the acceptance of interim balance sheet regarding the exercise of rights attaching to redeemable shares, acquisition of treasury shares, payment of advance dividend, or capital increase from share capital;

(n) decision on the payment of advance dividend;

(o) approval of related party transactions as defined in Section 16.4 (if such transaction requires the approval of the General Meeting or the Supervisory Board in accordance with the Companies Act, than such approval must also be obtained);

(p) preparation of a report quarterly to the Supervisory Board and annually to the General Meeting on the management, financial condition and business policy of the Company;

(q) performing obligations and exercising rights set out in other Sections of these Articles or by law;

(r) determining the Financial year of the Company;

(s) exercising the ownership rights over the Subsidiaries that are in the exclusive ownership of the Company; and

(t) determining the labor law

(t) A Társaság munkavállalóink a Munka Törvénykönyvéről szóló 1992 évi XXII törvény 188/A §-a szerint vezető állású munkavállalóvá minősítése.

17.2 Az Alapszabály felhatalmazza az Igazgatóságot arra, hogy a Társaság alaptőkéjét olyan mértékben felemelje, amely a Társaság által 2004. április 27-ét megelőzően vállalt hatályos szerződéses kötelezettségek, nevezetesen a meghatározott pénzügyi intézmények részére biztosított 1.713.753 db, 2006. december 30-i lejáratú, 1087 Ft lehívási árú és 330.258 db, 2006. december 30-i lejáratú 5446 Ft lehívási árú részvény warranttal (opciós utalvány) kapcsolatos kötelezettségek és a jelenlegi és jövőbeni vezetői részvényprogram során szükséges részvénykibocsátások teljesítéséhez szükséges. Ezen 17.2 pont alapján történő alaptőke-emelés mértéke nem haladhatja meg évente a 2002. szeptember 16-tól kezdődően, minden évben ettől az évközi időponttól számított egy éves periódus első napján bejegyzett alaptőke maximum 25 százalékát, kivéve a Társaság által 2004. április 27-ét megelőzően vállalt olyan részvénykibocsátást, amely a meghatározott pénzügyi intézmények részére biztosított összesen 2.044.011 db részvény kibocsátására vonatkozó részvény warrantok alapján történik, amely esetben az éves alaptőke emelés meghaladhatja a fenti 25 százalékos mértéket, azzal a feltétellel, hogy ebben az esetben vezetői részvényprogrammal kapcsolatos alaptőke emelés nem történhet az adott éves időszakban. Ezen 17.2 pont alapján adott felhatalmazás 2007. szeptember 16-ig érvényes. Az Igazgatóság nem jogosult új részvénysorozathoz tartozó részvények kibocsátását elrendelni. Az Igazgatóság ezen alaptőke-emeléseknél saját hatáskörén belül jogosult meghozni a szükséges határozatokat, az alaptőke emeléshez szükséges dokumentumokat aláírni, és szerződéseket megkötni, valamint benyújtani az alaptőke emeléssel kapcsolatos dokumentumokat a Cégbírósághoz.

FELÜGYELŐ BIZOTTSÁG

18. A Felügyelő Bizottság tagjai

18.1 A Felügyelő Bizottság 3-7 tagból áll, tagjait a dolgozók által választott tag kivételével a közgyűlés választja meg legfeljebb három (3) éves időtartamra.

qualification of any employees of the Company as senior executives according to section 188/A Act XXII of 1992 on Labor Code.

17.2 The Articles of Association authorize the Board of Directors to increase the Company's share capital to the extent that such capital increase is required for the fulfillment of binding contractual obligations undertaken by the Company prior to 28 April 2004, including obligations with respect to 1,713,753 share warrants expiring in 30 December 2006 with a strike price of HUF 1087 which were granted to certain financial institutions and 330.258 share warrants expiring in 30 December 2006 with a strike price of HUF 5446 and the share issuance in the course of existing and future management share option plans. The amount of any increase in the Company's share capital pursuant to this Section 17.2 shall not exceed a yearly maximum of 25 per cent of the share capital registered on the first day of each yearly period calculated from 16 September 2002, excluding the 2.044.011 share issue obligations, by granted warrants, undertaken by the company before 27 April 2004, that were granted to certain financial institutions. In case of the exercise of these warrants granted before 27 April 2004 the yearly maximum of 25 per cent share issue limit is not applicable but in this yearly period of time issue of new shares by the management share option plan is not allowed. The authorization pursuant to this Section 17.2 shall be valid for the period expiring on 16 September 2007. The Board of Directors is not authorized to issue a new series of shares. The Board of Directors within its power to increase the share capital is authorized to bring all necessary resolutions and submit to the Court of Registration the documents relating to the increase and to enter into contracts and sign documents which pertain to such capital increase.

SUPERVISORY BOARD

18. Members of the Supervisory Board

18.1 The Supervisory Board shall consist of 3 - 7 members, who shall be elected by the General Meeting (except for the employee delegated member) for a term not to exceed

	three (3) years.
18.2 A Felügyelő Bizottság tagjai maguk közül egyszerű szótöbbséggel elnököt választanak.	18.2 The Supervisory Board shall elect a chairman from among its members by majority votes.
18.3 A Felügyelő Bizottság elnöke összehívja és vezeti a Felügyelő Bizottság üléseit, kijelöli a jegyzőkönyvvezetőt, elrendeli a szavazást és megállapítja annak eredményét.	18.3 The chairman of the Supervisory Board convenes and presides over the meetings of the Supervisory Board, assigns the person who keeps the minutes of the meetings, orders voting and determines the outcome of voting.
18.4 A Felügyelő Bizottság ülését annak bármely tagja is összehívhatja az ok és a cél megjelölésével, ha ez irányú kérésüket az elnök nyolc (8) napon belül nem teljesíti.	18.4 Any member of the Supervisory Board may convene a meeting of the Supervisory Board by indicating the reason and objective, if their relevant request is not satisfied by the chairman within eight (8) days.
19. A Felügyelő Bizottság hatásköre és feladatai	19. Powers and duties of the Supervisory Board
19.1 A Felügyelő Bizottság hatásköre és feladatai a következők:	19.1 The Supervisory Board shall have the following powers and duties:
(a) a közgyűlés elé terjesztendő valamennyi fontos jelentés, továbbá a pénzügyi jelentések (mérleg, eredménykimutatás és cash-flow kimutatás) megvizsgálása és arról jelentés tétele a közgyűlésnek;	(a) reviewing each important report submitted to the General Meeting, examination of the financial statements (balance sheet figures, profit and loss statement and cash flow statement), and submission of a relevant report to the General Meeting;
(b) a közgyűlés haladéktalan összehívása abban az esetben, ha a jogszabályokba vagy a jelen Alapszabályba ütköző intézkedéseket vagy a Társaság érdekeit sértő mulasztásokat avagy visszaéléseket tapasztal;	(b) convening a General Meeting without delay in case measures taken by the Company in contravention of laws or these Articles, or default/abuse of authority within the Company is revealed that interfere with the Company's interest;
(c) előzetes jóváhagyása az Igazgatóság közbenső mérleg elfogadására vonatkozó, a visszaváltható részvényhez kapcsolódó jogok gyakorlásával, saját részvény megszerzésével, osztalékelőleg fizetésével vagy az alaptőkének alaptőkén felüli vagyon terhére történő felemelésével kapcsolatos döntésének;	(c) preliminarily approving the decision of the Board on the acceptance of interim balance sheet regarding the exercise of rights attaching to redeemable shares, acquisition of treasury shares, payment of advance dividend, or capital increase from share capital;
(d) a Társaság vezetésének felügyelete; és	(d) controlling of Company management; and
(e) a jogszabályokban és a jelen Alapszabályban előírt egyéb	(e) other duties as stipulated by these Articles of Association and

feladatainak ellátása.

19.2 A Felügyelő Bizottság maga állapítja meg ügyrendjét és azt a közgyűlés elé terjeszti jóváhagyásra.

KÖNYVVIZSGÁLÓ

20. A Társaságnál egy könyvvizsgáló működik. A könyvvizsgáló megbízatása három éves időtartamra szól.

21. A könyvvizsgáló hatásköre és feladatai

(a) a Társaság üzleti könyveinek ellenőrzése;

(b) a Társaság számviteli törvény szerinti beszámolójának és az adózott eredmény felhasználására vonatkozó igazgatósági javaslat megvizsgálásáról szóló jelentés elkészítése;

(c) a jogszabályokban és a jelen Alapszabályban meghatározott egyéb kötelezettségek teljesítése.

A TÁRSASÁG CÉGJEGYZÉSE

22. A Társaság cégjegyzésére jogosultak

(a) az Igazgatóság elnöke és a vezérigazgató (feltéve, hogy a vezérigazgató az Igazgatóság tagja) önállóan;

(b) két igazgatósági tag együttesen;

(c) az Igazgatóság bármely tagja (ide nem értve az a) pontban foglalt esetet) egy erre felhatalmazott társasági alkalmazottal együttesen;

(d) az Igazgatóság által erre felhatalmazott két társasági alkalmazott együttesen.

23. A Társaság cégjegyzése akként történik, hogy a géppel vagy kézzel előírt,

the law.

19.2 The Supervisory Board shall adopt its own rules of procedure and shall submit them to the General Meeting for approval.

THE AUDITOR

20. The Company shall have one Auditor elected for three years.

21. Powers and duties of the Auditor.
The Auditor shall have the following powers and duties:

(a) supervision of Company records;

(b) preparation of a report on the examination of the annual financial report of the Company prepared in accordance with the Accounting Act and the proposal of the Board of Directors on the appropriation of after-tax profits; and

(c) other duties as stipulated by these Articles of Association and the law.

SIGNING ON BEHALF OF THE COMPANY

22. The following persons shall be entitled to sign on behalf of the Company:

(a) the Chairman of the Board of Directors and the Chief Executive Officer (provided that the Chief Executive Officer is a member of the Board) individually;

(b) two other Board of Directors members jointly;

(c) any Board of Directors member (other than those described in a) above) together with a duly authorized Company employee;

(d) two Company employees together, if duly authorized by the Board of Directors.

23. The authorized person or persons shall join his/their own signatures to the pre-written, előnyomtatott cégnév alá a jegyzésre jogosult személy, illetve személyek, a hiteles cégaláírási nyilatkozat szerinti saját névaláírásukat csatolják.

pre-typed or pre-printed official name of the Company the same way as his/their signature is certified by a notary and submitted to the Court of Registration for registration.

A PÉNZÜGYI JELENTÉSEK JÓVÁHAGYÁSA ÉS A NYERESÉG FELOSZTÁSA

APPROVAL OF THE FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFIT

24. A Társaság üzleti éve január 1-től december 31-ig tart.

24. The business year of the Company extends from 1 January until 31 December.

25. Minden pénzügyi év végét követő négy (4) hónapon belül a Társaságra vonatkozó pénzügyi jelentést (mérleget, eredménykimutatást és cash-flow kimutatást) el kell készíteni angol és magyar nyelven a magyar (mind konszolidált, mind pedig nem konszolidált formában), valamint, ha ezt jogszabály vagy olyan tőzsde szabályzata, amelyen a Társaság részvényeit jegyzik előírja, a nemzetközi pénzügyi beszámolási standardok (International Financial Reporting Standards) ("IFRS") szerint konszolidált formában. A Társaság szintén köteles negyedéves konszolidált pénzügyi jelentést készíteni az IFRS szerint, ha ezt jogszabály vagy olyan tőzsde szabályzata, amelyen a Társaság részvényeit jegyzik előírja. A Társaság továbbá elkészíti a Tpt. által meghatározott jelentéseket, valamint azon tőzsde által előírt pénzügyi jelentéseket, amelyre a Társaság részvényei bevezetésre kerültek.

25. Within four (4) months from the end of each business year financial statements (balance sheet, profit and loss statement and cash-flow statement) must be drawn up both in English and Hungarian in accordance with Hungarian accounting laws (both consolidated and unconsolidated) and, if prescribed by applicable law or the rules of a stock exchange where the Company's shares are listed, the International Financial Reporting Standards ("IFRS") (consolidated). In addition the Company shall prepare quarterly consolidated financial statements in accordance with IFRS, if prescribed by applicable law or the rules of a stock exchange where the Company's shares are listed. The Company shall also prepare the relevant reports required by the Capital Market Act and such interim financial statements as are required by any stock exchange on which its shares are listed.

26. Az alaptőke terhére a részvényeseknek osztalékot vagy kamatot megállapítani vagy fizetni nem szabad.

26. No dividend or interest shall be provided or paid to shareholders from the share capital.

27. Az osztalék pénzbeli és nem pénzbeli vagyoni értékű juttatásként kerülhet teljesítésre. Osztalékra azok jogosultak, akik a Részvénykönyvben az osztalékfizetés kezdőnapján részvényesként szerepelnek a társasági törvénnyel, a jelen Alapszabállyal és a KELER szabályzataival összhangban. A fel nem vett osztalék követelésére való jog az osztalék esedékességétől számított öt év elteltével évül el.

27. A dividend may be in the form of a cash or a non cash contribution. Those shareholders are entitled to dividends who are registered in the Register of Shares as shareholders on the commencement date of the payment of dividend in accordance with the Companies Act, these Articles and the rules of KELER. The right to unclaimed dividends shall lapse in five years following its due date.

28. A Társaság a saját részvényre eső osztalékot nem osztja fel a Társaság osztalékra jogosult részvényesei között, hanem az a Társaság eredménytartalékába kerül.

28. The Company will not divide the dividend that is payable on treasury shares among the Company's shareholders being entitled to dividend, but will leave such dividend in its profit reserve.

29. Az osztalékfizetés kezdőnapja az osztalékot megállapító évi rendes közgyűlés napját

29. The commencement date of the payment of dividend shall be the 21st business day követő 21. munkanap, kivéve, ha a közgyűlés e célból későbbi időpontot vagy időpontokat állapít meg. A Társaság által fizetendő osztalék mértékét tartalmazó közlemény első megjelenése és az osztalékfizetés kezdő napja között legalább 10 munkanapnak kell eltelnie.

following the Annual General Meeting declaring the dividend, except if the General Meeting decides on a later commencement date or dates. At least 10 business days must pass between the first publication by the Company specifying the amount of dividend payable per share and the first day of payment of dividend by the Company.

30. A Társaság az osztalékot banki, postai átutalással vagy készpénzben fizeti ki. A Társaság a banki, postai átutalást a részvényes (közös képviselő) vagy az általa megjelölt személy(ek) részére teljesíti a részvényesnek a Részvénykönyvben feltüntetett címére vagy más, a részvényes által megjelölt címre vagy a részvényes által megjelölt bankszámlára. Az osztalék összegét a Társaság pénztáránál személyesen is át lehet venni, ha ilyen szándékról a részvényes az esedékességet megelőzően legalább 8 munkanappal írásban értesítette a Társaságot.

30. Dividends shall be paid by the Company by bank remittance, postal transfer or in cash. The Company shall make out (or have it made out) the remittance, postal order to the shareholder (joint representative) or of the person(s) indicated by the shareholder and shall send them to the address of the shareholder indicated in the Register of Shares or to any other address specified by the shareholder, or to the bank account indicated by the shareholder. The sum of the dividend also can be obtained personally at the cashier's office of the Company, if the shareholder notified the Company in writing at least 8 business days before the dividends become due of his intention.

31. Az osztaléknak a részvényes által történő késedelmes felvétele miatt a Társaságot kamatfizetési kötelezettség nem terheli.

31. The Company shall not be obliged to pay interest on dividends if the shareholder takes the dividends after the due date.

HIRDETMÉNYEK

ANNOUNCEMENTS

32. Amennyiben jogszabály kifejezetten mást nem ír elő, a Társaság a hirdetményeit a Magyar Tőkepiac című országos napilapban egy ízben, valamint a Budapesti Értéktőzsde www.bet.hu, valamint a Társaság www.nabi.hu címen elérhető Internet honlapjánteszi közzé.

32. Unless the law stipulates otherwise, the Company shall publish its announcements in the national daily newspaper Magyar Tőkepiac once, and also on the Internet homepage of the Budapest Stock Exchange available at www.bse.hu and the internet homepage of the Company available at www.nabi.hu .

33. A jelen Alapszabályból eredő, a részvényesek között vagy a részvényesek és a Társaság között felmerülő valamennyi jogvita eldöntésére a Társaság és a részvényesek alávetik magukat a Magyar Kereskedelmi és Iparkamara mellett szervezett Állandó Választottbíróság, Budapest kizárólagos döntésének azzal, hogy a Választottbíróság a saját Eljárási Szabályzata szerint jár el.

33. In case of each and every legal dispute arising from these Articles between the shareholders or between the shareholders and the Company, the parties submit themselves to the exclusive authority of the Permanent Arbitration attached to the Hungarian Chamber of Industry and Trade which acts in accordance with its own Rules of Procedure.

A TÁRSASÁG MEGSZŰNÉSE, VÉGELSZÁMOLÁS

WINDING UP OF THE COMPANY

34. A Társaság megszűnik, ha

(a) a közgyűlés elhatározza jogutód nélküli megszűnését;

34. The Company shall cease to exist if

(a) the General Meeting decides to cease operation without having a legal successor;

(b) a Társaság más társasággal egyesül, abba beolvad, szétválik vagy más társasági formába átalakul;

(c) a Cégbíróság megszűntnek nyilvánítja; vagy

(d) a bíróság felszámolási eljárás során megszünteti.

35. Ha a Társaság felszámolási vagy végelszámolási eljárás során megszűnik, a részvényes a felszámolás vagy a végelszámolás eredményeként jelentkező felosztható vagyon részvényeivel arányos hányadára jogosult.

Ellenjegyezte:

(b) the Company merges with another company, becomes a part of another company, dissolves or is transformed into another company form;

(c) the Court of Registration declares the Company as having ceased to exist;

(d) the court dissolves the Company in the course of liquidation proceedings.

35. In case the Company ceases to exist due to liquidation or winding-up, the part of the proceeds of such liquidation or winding-up remaining after satisfaction of claims against the Company shall be apportioned among the shareholders in proportion to their shares in the share capital of the Company.

Countersigned by:

Resolutions of the General Meeting of NABI Rt.

28. April 2006

Resolutions of the General Meeting of NABI Rt.

NABI Bus Industries Rt.'s General Meeting of Shareholders was held and repeated on April 27, 2006. Shareholders owning 16.49 per cent of all shares attended the AGM. The AGM has not approved the Board's proposal for the winding up of the Company. The AGM adopted the following resolutions:

Resolution no. 1/2006 (IV.27.)
The General Meeting acknowledged with 612,623 votes for, 150,000 votes against, with no abstentions the report of the Supervisory Board on the report of the Board of Directors for 2005 on the standalone and consolidated financial statements and on the loss accounting for 2005.

Resolution no. 2/2006 (IV.27.)
The General Meeting acknowledges with 567,373 votes for, 195,250 votes against, with no abstentions the report of the independent auditor on the annual statements of the Company.

Resolution no. 3/2006 (IV.27.)
The General Meeting approves with 612,623 votes for, 150,000 votes against, with no abstentions the Business Report of the Board of Directors for 2005.

Resolution no. 4/2006 (IV.27.)
Upon review of the report prepared by the Supervisory Board and the Auditor, the General Meeting with 612,623 votes for, 150,000 votes against, with no abstentions approves:
a) the standalone financial statements according to Hungarian Accounting Standards with balance sheet total of HUF 8 107 872 thousand and after-tax loss of HUF (1 047 198) thousand,
b) the consolidated financial statements according to IFRS with balance sheet total of USD 121 674 thousand and after-tax loss of USD (28 113) thousand

for the business year ending on December 31, 2005 with the content presented to the General Meeting.

Resolution no. 5/2006 (IV.30.)
The General Meeting unanimously requires that the company's

a) after-tax loss of HUF (1 047 198) thousand according to the non-consolidated financial

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statements according to Hungarian Accounting Standards;
b) after-tax loss of USD (28 113) thousand USD according to consolidated financial statements according to IFRS

for the business year ending on December 31, 2005 be transferred into the profit reserve and accrued for tax purposes in the Hungarian stand-alone report.

Resolution no. 6/2006 (IV.27.)
The General Meeting with 567,909 votes for, 194,714 votes against, with no abstentions disapproves the commencement of the Company's voluntary dissolution with commencement date of May 1, 2006.

(The decision would have required 75 per cent votes for.)

Resolution no. 7/2006 (IV.27.)
The General Meeting approves with 717,373 votes for, 45,250 votes against, with no abstentions to elect György Mátyásfalvi as member of Board of Directors for a term commencing on April 28, 2006 and ending on April 30, 2009.

Resolution no. 8/2006 (IV.27.)
The General Meeting approves with 717,373 votes for, 45,250 votes against, with no abstentions to elect Attila Czöndör as member of Board of Directors for a term commencing on April 28, 2006 and ending on April 30, 2009.

Resolution no. 9/2006 (IV.27.)
The General Meeting with 256.310 votes for, 506.313 votes against, with no abstentions disapproves the motion that the members of the Board of Directors receive no remuneration for their work.

Resolution no. 10/2006 (IV.27.)
The General Meeting approves with 601,123 votes for, 161,500 abstentions with no votes against to elect András Rácz as member of the Supervisory Board for a term commencing on April 28, 2006 and ending on December 31, 2007.

Resolution no. 11/2006 (IV.27.)
The General Meeting approves with 567,373 votes for, 45,250 votes against and 150,000 abstentions to elect Mrs. Rita Zsarnovszkyne Szalay as member of the Supervisory Board for a term commencing on April 28, 2006 and ending on December 31, 2007.

Resolution no. 12/2006 (IV.27.)
The General Meeting approves with 567,373 votes for, 45,250 votes against and 150,000 abstentions to elect Mr. Bence Vidomusz as member of the Supervisory Board for a term commencing on April 28, 2006 and ending on December 31.

Resolution no. 13/2006 (IV.27.)
The General Meeting with 239,964 votes for, 506,313 votes against, with 16,346 abstentions disapproves the motion that the members of the Supervisory Board receive no remuneration for their work.

Resolution no. 14/2006 (IV.27.)
The General Meeting with 511,159 votes for, 195,250 votes against and 56,314 abstentions approves the motion to award the chairman of the Supervisory Board an honorarium in the amount of gross HUF 375,500 and each of the members of the Supervisory Board gross HUF 214,500 per month, effective from April 28, 2006.

Resolution no. 15/2006 (IV.27.)
The General Meeting approves with 551,563 votes for, 166,346 votes against, 44,714 abstentions to waive the Company's rights pursuant to the provisions of Act CXLIV of 1997 on Business Associations, the Articles of Association and/or Act IV of 1959 on the Civil Code to make any claim for damages against Mr. Russell Richardson, Mr. András Rácz, and/or Mr. László Szamosi whether jointly or severally, arising from the performance or non-performance of their duties as directors for the period commencing on May 27, 2005 up to May 1, 2006, including without limitation, damages for breach of applicable law, the Articles of Association of the Company, the resolutions of the General Meeting and their management obligations, but excluding those damages arising from their fraud, willful default, bad faith or gross negligence.

Resolution no. 16/2006 (IV.27.)
The General Meeting approves with 511,563 votes for, 211,060 votes against, with no abstentions that the Company shall release Mr. Russell Richardson, Mr. András Rácz, and Mr. László Szamosi from any and all liability and shall compensate them for any and all damages, losses, costs, expenses, penalties, fines, fees, actions, claims, proceedings and demands (Losses) which they may suffer or incur jointly or severally in connection with the performance of their duties as members of the Board of Directors of the Company, except those Losses which arise out of the Director's own fraud, wilful default, bad faith or gross negligence in the performance or non-performance of their duties.

Resolution no. 17/2006 (IV.27.)
The General Meeting approves with 511,563 votes for, 211,060 votes against, with no abstentions that the Company hereby agrees not to pursue any action, claim or proceeding against Mr. Russell Richardson, Mr. András Rácz, and Mr. László Szamosi whether individually or jointly in connection with the performance or non-performance of their duties as members of the Board of Directors of the Company except those claims which arise out of the Director's own fraud, wilful default, bad faith or gross negligence in the performance or non-performance of their duties.

Resolution no. 18/2006 (IV.27.)
The General Meeting approves with 511,563 votes for, 211,060 votes against, with no abstentions the Company entering into Indemnification Agreements between Mr. Mr. Russell Richardson, Mr. András Rácz, and Mr. László Szamosi and the Company.

Resolution no. 19/2006 (IV.27.)
The General Meeting approves unanimously to revoke the Company's current auditor, KPMG Hungária Kft. as of April 27, 2006.

Resolution no. 20/2006 (IV.27.)
The General Meeting approves with 751,123 votes for and 11,500 abstentions and no votes against to elect the appointment of Mr. Zsolt Selényi (address: 72 Árpád St. Bodony H-3243, license number: 003603) of PKF Audit Ltd. (seat: 22 Bölöni György St. Budapest H-1021, company registration no.: 01-09-160334; license number: 00012) as the Company's new auditor for a term commencing on April 27, 2006 and ending on April 30, 2007.

Resolution no. 21/2006 (IV.27.)
The General Meeting determines with 567,909 votes for, 44,714 votes against, with 150,000 abstentions that the remuneration of the new auditor for the respective term is HUF 1,700,000 + VAT million, and authorizes the Board of Directors to sign the contract with the new auditor.

Resolution no. 22/2006 (IV.27.)
The General Meeting amends, with 612,623 votes for, with 150,000 abstentions and no votes against, clause 1 of the Articles as follows:
"Full name of the Company: Exbus Vagyonkezelő Nyilvánosan Működő Részvénytársság
Abbreviated name: Exbus Nyrt.
In English: Exbus Asset Managment Nyrt."

Resolution no. 23/2006 (IV.27.)
The General Meeting amends unanimously clause 2 of the Articles as follows:

"2. Registered office:H-1165 Budapest, Újszász u. 45.

Branch: H-7400 Kaposvár, Dombóvár út 18 (CANCELLED)."

Resolution no. 24/2006 (IV.27.)
The General Meeting amends with 601,123 votes for, 161,500 votes against, with no abstentions clause 4 of the Articles as follows:
"4. *25.24 Manufacture of other plastic products (CANCELLED)*
28.11 Manufacture of metals (CANCELLED)
28.51 Metal finishing (CANCELLED)
34.10 Manufacture of public road vehicles (CANCELLED)
34.20 Manufacture of vehicle bodies and trailers (CANCELLED)
34.30 Manufacture of engine and spare parts for public road vehicles (CANCELLED)
50.10 Trade of vehicles (NO CHANGE)
50.20 Repair of vehicles (CANCELLED)
50.30 Trade of vehicle components (NO CHANGE)
71.21 Rental of other land-vehicle (CANCELLED)
74.20 Engineering activities, advising (CANCELLED)

74.30 Technical examination, analysis (CANCELLED)
74.15'03 Asset management (Main activity) (NEW)
74.14'03 Management consultancy (NEW)
74.87'03 Other business services not listed elsewhere (NEW)"

Resolution no. 25/2006 (IV.27.)
The General Meeting approves unanimously the amended and restated Articles of the Company.

- End -

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